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ANNUAL INFORMATION FORM

         NORANDA INC.

May 9, 2003

Certain definitions and metric imperial conversion table

Wherever referred to in this Annual Information Form:	Metric Unit	Metric Symbol	Imperial Equivalent
"kg" means kilogram	Tonne	mt	1.102311 tons
"lb" means pound	Kilogram	kg	2.20462 pounds
"oz" means troy ounces	Gram	g	0.032151 troy ounces
"tonne" or "mt" means 1,000 kilograms	Metre	m	3.2808 feet
	Cubic metre	m3	35.315 cubic feet
	Kilometre	km	0.6214 miles

        A glossary of terms is set forth in Part 13 of this Annual Information Form. In this Annual Information Form, unless otherwise indicated, financial data are in Canadian dollars.

1.     CORPORATE PROFILE

        Noranda Inc. is an integrated mining and metals company. Its principal business is the ownership and operation of mining and metallurgical assets and the addition of value through the development and management of these assets. Noranda is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. The head and principal office of Noranda Inc. is located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3.

        In this Annual Information Form, Noranda Inc. and its wholly-owned subsidiaries may be referred to individually or collectively as the "Company", "we", "us" or "ours" and the Company, together with its other subsidiaries, associates and joint ventures, may be referred to as "Noranda".

2.     INCORPORATION

        Noranda Inc. was incorporated under the Business Corporations Act (Ontario) ("OBCA") by restated articles of incorporation dated December 31, 1998. Those articles reflect Noranda Inc.'s distribution to its common shareholders of its interests in Noranda Forest Inc. (now Nexfor Inc.) and Canadian Hunter Exploration Ltd. effective as of such date. Noranda Inc.'s earliest predecessor was incorporated in 1922.

        Our principal subsidiaries as of December 31, 2002, their jurisdictions of incorporation, continuance, or organization and the percentage of voting securities we own, directly or indirectly, are set out below:

PRINCIPAL SUBSIDIARIES

Company	Jurisdiction of Incorporation	Percentage of Voting Securities
American Racing Equipment, Inc. ("ARE")	Delaware	100.0
Falconbridge Limited(1) ("Falconbridge")	Ontario	59.5
Magnola Metallurgy Inc.	Canada	80.0
Micro Metallics Corporation	Delaware	100.0
Noranda Aluminum, Inc.	Delaware	100.0
Noranda Chile Limitada	Chile	100.0
Norandal USA, Inc. ("Norandal")	Delaware	100.0
Noranda Finance Inc.	Delaware	100.0
Noranda Magnesium Inc.	Delaware	100.0
Noranda Sales, Inc.	Delaware	100.0
Noranda Sampling Inc.	Delaware	100.0
Novicourt Inc.(2) ("Novicourt")	Quebec	62.1

        In addition, the Company owns 33.75% of the voting securities of Compañía Minera Antamina S.A. ("Antamina"), a Peruvian company, a 65% voting interest in NorFalco LLC(3) ("NorFalco"), a Delaware limited liability company, and a 49% interest in the Noranda Income Fund, a trust formed under the laws of Ontario which indirectly owns the CEZ zinc processing facility in Valleyfield Quebec. Brascan Corporation ("Brascan"), together with its associated companies, holds approximately 40% of Noranda Inc.'s outstanding common shares.

(1)
The common shares of Falconbridge are listed and posted for trading on the Toronto Stock Exchange. The Company acquired a further 4% of the outstanding common shares of Falconbridge in 2002.

(2)
The common shares of Novicourt are listed and posted for trading on the Toronto Stock Exchange.

(3)
Until June 29th, 2001, the Company and E.I. du Pont de Nemours and Company ("Dupont") each held a 50% voting interest in Noranda DuPont LLC, at which time Dupont's interests in Noranda Dupont LLC were redeemed.

3.     GENERAL BUSINESS DEVELOPMENTS

        3.1   Three-Year History

  2000

        Noranda Inc.'s consolidated net earnings for the period ended December 31, 2000 were $293 million. The Company's financial results for 2000 were adversely affected by a labour strike at the Falconbridge Sudbury facilities (August 1, 2000 to February 20, 2001) and higher energy prices. Major developments in 2000 included:

  •
  The announcement of plans to proceed with the delayed expansion project for the Altonorte custom smelter in La Negra, Chile;

  •
  The identification of three mineralized zones at our Perseverance and Equinox deposits located in Matagami, Quebec;

  •
  The signing of new three-year collective agreements at the Gaspé Smelter, the Brunswick Mine and Smelter, and our bulk concentrate handling operations, and the General Smelting Company of Canada;

  •
  Our participation as a founding member in the creation of Quadrem, an independent, global internet-based procurement marketplace for mining and metals companies;

  •
  The sale of the assets of Wire Rope Industries Limited ("Wire Rope") resulting in the receipt of proceeds of approximately $46 million;

  •
  The sale of the assets and business of Rudolf Wolff & Co. Limited, a subsidiary that operated a London-based metals brokerage business;

  •
  The increase in our ownership of Falconbridge to 54.9% under normal course market purchases over the facilities of the Toronto Stock Exchange;

  •
  Our proposal and subsequent withdrawal of that proposal to acquire the outstanding common shares of Rio Algom Limited in partnership with Corporacion Nacional Del Cobre de Chile ("Codelco") and the receipt of proceeds of $146 million from the sale of Noranda's 8.9% stake in Rio Algom Limited;

  •
  The completion of construction and the start of commissioning of our magnesium plant in Danville, Quebec;

  •
  The completion of construction and commissioning of our aluminum foil plant in Huntingdon, Tennessee;

  •
  The acquisition of a 75% interest in the Lady Loretta zinc project in Queensland, Australia; and

  •
  Following the merger of Battle Mountain Gold Company ("Battle Mountain") with Newmont Mining Corporation ("Newmont"), completed in January 2001, Noranda Inc., which owned a 28.4% interest in Battle Mountain, owned approximately 4% of the common shares of Newmont, a publicly-traded Delaware company.

  2001

        Noranda Inc.'s consolidated net loss for the year ended December 31, 2001 was $92 million. Approximately $332 million of the earnings decline was due to significantly lower metal prices and lower sales volumes resulting from the deterioration of the global economy. Revenue was also affected by a strike at the Falconbridge Sudbury facilities and a voluntary production cutback at the Falcondo ferronickel facility in the Dominican Republic (21,700 tonnes in 2001 down from 27,800 tonnes in 2000). Major developments in 2001 included:

  •
  The signing of new three-year collective agreements at our former CEZ refinery and our CCR copper refinery;

  •
  The increase in our ownership of Falconbridge Limited to 55.48% under normal course market purchases over the facilities of the Toronto Stock Exchange;

  •
  The closure of our Gaspé smelter in response to weak market conditions, high copper inventories and historic lows for concentrate treatment fees and metal prices;

  •
  The subsequent reduction of Noranda's copper smelting capacity by approximately 15%;

  •
  The investment of approximately $16 million in environmental improvements aimed at reducing sulphur dioxide and particulate emissions at the Horne copper smelter;

  •
  The consolidation of production at American Racing Equipment Inc., a wholly-owned subsidiary of Noranda, through the closure of its Warsaw, Kentucky manufacturing facility and the transfer of that plant's production to other manufacturing facilities of the Company;

  •
  The closure of our Bathurst, New Brunswick exploration office as part of a major company-wide cost reduction initiative, including the reduction of Noranda's global exploration budget by $25 million;

  •
  The achievement of commercial production at the Antamina copper-zinc mine;

  •
  The announcement by the Company and Falconbridge of the signing of a definitive agreement with Boliden Limited to purchase the Lomas Bayas mine. Falconbridge assumed 100% ownership of Lomas Bayas;

  •
  The purchase of the El Pachón deposit located in central western Argentina from Cambior Inc. and Minera S.A.;

  •
  The filing of an Environmental Impact Study by Proyecto Alumysa Ltda., an affiliate of a subsidiary of Noranda, for the construction of an aluminum reduction plant and its related hydroelectric facilities in Region XI in Chile;

  •
  The listing of Noranda Inc.'s common shares on the New York Stock Exchange and the change of its common share stock symbol to "NRD";

  •
  The expansion of Noranda's electronic hardware recycling business with Hewlett-Packard through the opening of a 140,000 square-foot facility in Tennessee;

  •
  The sale of Noranda's interest in Newmont Mining Corporation for gross proceeds of $243 million;

  •
  The creation of NorFalco LLC (owned 65% by Noranda and 35% by Falconbridge), formerly a joint venture between the Company and E.I. Du Pont de Nemours and Company ("DuPont") by the name of Noranda Dupont LLC. Dupont's interest in Noranda Dupont LLC was redeemed, and Falconbridge acquired a 35% interest in NorFalco LLC;

  •
  The increase of our ownership in Novicourt to approximately 62.1% under normal course market purchases over the facilities of the Toronto Stock Exchange; and

  •
  The appointments of David W. Kerr as Chairman and Chief Executive Officer and Derek G. Pannell as President and Chief Operating Officer.

  2002

        Noranda Inc.'s consolidated net loss for the year ended December 31, 2002 was $700 million. The Company's financial results for 2002 were negatively impacted by a $630 million after-tax write-down of the magnesium plant, restructuring provisions and the labour strike at the Horne Smelter that commenced in June 2002.

        Major developments in 2002 included:

  •
  Noranda announced its intention to align some of its activities more closely with its subsidiary, Falconbridge;

  •
  The Board of Directors of Falconbridge appointed Derek Pannell as President and Chief Executive Officer of Falconbridge. Mr. Pannell continued to hold his position as President and Chief Operating Officer of Noranda;

  •
  Noranda announced the appointment of senior executives responsible for the Copper South America Business Unit, based in Santiago, Chile and the Canadian Copper and Recycling Business Unit. The Company subsequently made a number of other executive appointments, including the leaders of the other business units with assets owned by Falconbridge and Noranda, and of new functional heads;

  •
  Noranda permanently closed its Gaspé copper smelter in Murdochville, Quebec;

  •
  Noranda completed an initial public offering of 22,500,000 Priority Units of the Noranda Income Fund (the "Fund") at a price of $10.00 per unit. During May 2002, Noranda sold an additional 3,015,100 Priority Units of the Fund. Net proceeds from these public offerings of units of the Fund for Noranda was $410 million;

  •
  Noranda appointed Derek Pannell as President and Chief Executive Officer of Noranda Inc. Mr. Pannell was replaced as President and Chief Executive Officer of Falconbridge by Aaron Regent, formerly Executive Vice-President and Chief Financial Officer of Noranda;

  •
  Noranda appointed Lars-Eric Johansson as Executive Vice-President and Chief Financial Officer. Mr. Johansson was formerly Senior Vice-President and Chief Financial Officer of Falconbridge Limited;

  •
  Noranda filed a preliminary prospectus supplement with the Ontario Securities Commission and the U.S. Securities and Exchange Commission for a new issue of US$300 million aggregate principal amount of senior unsecured 10-year notes under the Company's existing base shelf prospectus. The debt issue closed successfully on June 24th, 2002;

  •
  Noranda's unionized employees at the Horne copper smelter in Rouyn-Noranda, in northwestern Quebec, went on strike on June 18, 2002. Their collective agreement expired at the end of February 2002. The employees are members of Le syndicat des travailleurs de la Mine Noranda, affiliated with the Quebec Confederation of National Unions. The Company presented a final offer in November 2002, which was rejected by the union membership on November 21. Negotiations resumed in March 2003 and on May 7, 2003 Noranda announced that the employees had voted in favour of accepting the terms of a new three year collective agreement;

  •
  The Board of Directors of Compañía Minera Dona Inés de Collahuasi, 44%-owned by Falconbridge, approved the expansion of the concentrator from 60,000 tonnes per day to 110,000 tonnes per day;

  •
  Noranda announced that the Brunswick Smelter would be operated on an 8-month seasonal basis with shutdowns for four consecutive months each year, beginning in July 2003;

  •
  Noranda announced that it would postpone the development of its Perseverance zinc deposit, located near Matagami, in Northern Quebec;

  •
  The Company recorded an impairment charge to reduce the carrying value of its Magnola magnesium plant by $811 million ($630 million after tax), (see "2003" below); and

  •
  During 2002, Noranda signed new collective agreements in respect of its operations at:

– Nikkelverk – Matagami operations – Noranda's Newport Rolling Mill – New Madrid Primary Reduction Plant – Lomas Bayas Operations – General Smelting of Canada (Lachine, Qc)	– Kidd Creek Metallurgical operations – Falcondo operations – Raglan operations – Brunswick zinc smelter

  2003 (up to April 30, 2003)

        Major developments since the end of 2002 include:

  •
  Noranda announced plans to rationalize its magnesium business and the temporary shutdown of its Magnola magnesium plant in Danville, Quebec, as a result of adverse market conditions. The plant was closed in April and is expected to remain closed for a period of at least one year. In 2003, a further $30 million after-tax charge related to costs incurred to shut down the plant is expected to be recorded;

  •
  The Company completed a public offering of 6,000,000 Cumulative Redeemable Preferred Shares, Series H with a quarterly cumulative dividend at a rate of 6.5% per annum (the "Series H Shares") for gross proceeds of $150 million;

  •
  The Company completed a private placement of 6,000,000 Cumulative Preferred Shares, Series I with a quarterly cumulative dividend at a rate of 8% per annum (the "Series I Shares") for gross proceeds of $150 million. The Company may pay any portion of any dividend, at its option and subject to regulatory approval, by issuing common shares of the Company at the current market price of the common shares on the date of payment. All of the Series I Shares were purchased by Brascan Corporation ("Brascan") pursuant to the exercise by the Company of a put option previously granted by Brascan. The Company is required to apply the net proceeds received by it from a subsequent public issue of its equity securities to redeem any of the Series I Shares then outstanding;

  •
  Employees at the Brunswick lead smelter ratified a new three-year collective agreement; and

  •
  Employees at the Horne copper smelter voted in favour of accepting the terms of a new three year collective agreement.

        3.2    Principal Products

        Noranda's principal products are copper, zinc, aluminum and nickel. These metals accounted for approximately 80% of Noranda's consolidated revenues for the year ended December 31, 2002, with the balance coming from by-products and co-products that include silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

        The principal markets for Noranda's products include the steel and foundry, construction, telecommunications, automotive, agricultural and chemical industries. The United States was the principal market for Noranda's products in 2002, accounting for 43% of consolidated sales (2001 – 45%), with Canada accounting for 19% of consolidated sales (2001 – 23%), Europe 24% of consolidated sales (2002 – 20%) and other countries 14% of consolidated sales (2001 – 12%).

  Copper Metal

        Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. The principal use of copper is for electrical wire and cable products, a sector which consumes approximately 60% of all refined copper. Other significant end-use markets are tubing for plumbing and air-conditioning and copper alloy strips and rods used in the electrical/electronic, construction and transportation markets.

        The Company markets copper cathodes produced at its CCR refinery in Montreal-East, Quebec, and cathodes from anodes toll-refined in Chile and Europe, directly to producers of industrial products. The Company also acts as the marketing agent for cathodes produced at Falconbridge's Kidd Creek refinery in Timmins, Ontario. In August 2001, Noranda Chile assumed the marketing responsibilities for Falconbridge's Lomas Bayas operation. Altogether, sales of copper metal in 2002 were made to more than 50 customers in six countries. Approximately 85% of Noranda's sales of copper metal in 2002 were made in North America and the balance were made in Europe and Asia.

  Copper Concentrate

        Copper production is heavily dependent on mine concentrates and secondary recycled materials purchased from third parties. Mine concentrates are sourced globally but recycled materials are primarily of North American origin. In 2002, more than two thirds of Noranda's Gaspé and Altonorte smelters' primary feedstocks came from third parties while Falconbridge's facilities were mostly self-sufficient. In addition, approximately 6% of Noranda's Horne smelter's feed tonnage came from recycled electronics and other copper and precious metal-bearing secondary materials, which were sourced from third parties.

        Antamina copper concentrates are sold to customers globally.

  Zinc Metal

        Zinc is used in a wide range of industries. Its major use, accounting for approximately 60% of total consumption in North America, is for galvanizing steel sold to the construction and automobile industries. Galvanizing involves coating steel with zinc to protect the steel from corrosion. Zinc is also used in the production of die-cast alloys for precision machine parts, brass alloys used in a wide range of industrial parts and household wares, and zinc powders, oxides and dusts used in the manufacture of batteries, tires and pigments.

        Noranda acts as the marketing agent for Falconbridge's Kidd Creek operations and for the Noranda Income Fund's CEZ refinery. Most of the production from these facilities is sold directly to the steel industry and other major consumers of zinc. The CEZ refinery and Falconbridge are jointly a major supplier of zinc metal, accounting for approximately 6% of total western world refined production in 2002. In 2002, over 95% of Noranda's consolidated sales of zinc were in North America, with the balance sold to customers in Europe and Asia Pacific. Together with Falconbridge, the galvanizing sector represented 60% of Noranda's consolidated zinc sales in 2002.

  Lead Metal

        Over 70% of all lead metal is used in the production of lead-acid batteries for the automotive industry and back-up power systems for the computer and telecommunications markets.

        The Company is engaged in the mining of lead and the refining and recycling of lead metal at its wholly-owned Brunswick Mine and Brunswick Smelter. The marketing of lead metal and its alloys is carried out from offices in Toronto, Cleveland, Ohio and Zug, Switzerland. In 2002, approximately 90% of Noranda's consolidated lead metal sales were made in Canada and the United States.

  Zinc and Lead Concentrate

        The raw material feed stream for the CEZ and Kidd Creek zinc refineries is managed through a combination of third-party purchases and the integrated mine production of the Company and Falconbridge. This allowed Noranda to take advantage of transportation, cost differentials and the treatment capabilities of its refineries. Concentrate purchases originate with both local mines and, subject to market conditions, foreign mines.

        In 2002, approximately 55% of the Brunswick lead smelter feed was supplied by Noranda's Brunswick Mine, with the balance sourced from lead/silver foreign concentrates and metal-bearing residues.

        Antamina zinc concentrates are sold to customers in Japan, Europe, Canada, Korea, Australia and Peru.

  Sulphuric Acid

        Sulphur dioxide gas is a by-product of smelting and refining operations. Most of the sulphur dioxide gas produced at Noranda's Canadian and Chilean smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with sulphur dioxide emission limits. The Canadian sulphuric acid production is sold to NorFalco, which markets, transports and distributes sulphuric acid in North America. In 2002, NorFalco and its wholly-owned Canadian subsidiary marketed approximately 2.1 million tonnes of sulphuric acid from Noranda, Falconbridge and third-party suppliers. Sulphuric acid produced at Noranda's Chilean smelter is sold by Noranda Chile Ltda. locally to mining companies using this product for their copper leaching operations.

  Aluminum

        Aluminum is a metal with many desirable characteristics. It is ductile, malleable and an efficient conductor of heat and electricity. Although very reactive chemically, aluminum resists corrosion and has a high strength-to-weight ratio.

        Alumina (aluminum oxide) is produced from bauxite, the basic aluminum-bearing ore, by a chemical process. Aluminum is, in turn, produced from alumina by an electrolytic process which uses large quantities of electrical energy to separate the aluminum from the oxygen in alumina. The smelting of one tonne of aluminum requires between 14 and 18.5 megawatt-hours of electric energy. Depending upon quality, between four and five tonnes of bauxite are required to produce approximately two tonnes of alumina, which yield approximately one tonne of aluminum.

        Our aluminum products include primary aluminum in the form of 1,500 lb. standard ingots (sows), billet, electrical conductor rod and foundry alloy. Our aluminum fabricated products include fin stock for the air conditioning, refrigeration and automotive industries; converter foil used in flexible packaging for the food, juice and pharmaceutical industries; conductor strip for transformers; and household foil and automotive wheels.

        In 2002, substantially all of Noranda's consolidated aluminum sales were made in North America.

  Nickel

        Nickel is a metal with the characteristics of corrosion resistance, high strength over a wide range of temperatures, and high ductility. The principal uses for nickel include stainless steel, nickel-based alloys, electroplating, low-alloy steel, foundry products and copper-based alloys. Nickel is also used in batteries and catalysts.

        Falconbridge markets and sells nickel and ferronickel to customers in 31 countries. Its largest markets are Western Europe, the United States and Asia Pacific, which in 2002 accounted for 58%, 18% and 22%, respectively, of Falconbridge's total nickel sales.

  Magnesium

        Noranda's Danville Québec magnesium plant has a design capacity of 58,000 tonnes of pure and alloy magnesium products and is owned 80% by Noranda and 20% by Société générale de financement du Quebec. As a result of market conditions, the Company has announced the temporary shutdown of these facilities.

        Magnesium is classified as a light metal. By volume, it is approximately two-thirds the weight of aluminum and one quarter the weight of steel. Magnesium is used in several applications, including the production of aluminum alloys typically containing between 0.5% and 3.5% magnesium (can stock for aluminum beverage containers is the largest application) and die-casting of component parts for the automotive, electronics and manufacturing industries. Magnesium die-cast alloys have excellent strength-to-weight ratios and are attractive for many applications.

  Metals Marketing

        The Company's marketing and sales strategy is to sell our production at prices that are equal to or greater than the average cash price reported on Comex, the LME or other relevant terminal markets. Premiums above the Comex or LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and availability of product. For the intermediate copper products sold by Noranda Chile Ltda. (blister and anodes), discounts are negotiated periodically and they are applied to the corresponding LME or Comex prices. For products for which there is no terminal market, our objective is to obtain prices that equal or exceed benchmarks that reflect the average price realized in the marketplace.

        The Company also buys metals for resale and custom feed materials for processing in its metallurgical facilities. In order to minimize metal price risk exposure on purchased metals and fluctuations in inventory levels, and to obtain the average Comex/LME prices or better, we periodically use futures, forward or options contracts to hedge these risks. Generally, we do not hedge the price we realize on the sale of our own production, and accept prices based on the market price prevailing around the time of delivery of these metals. From time to time, however, we may fix the metal price associated with our own future production to lock in certain profits or cash flows.

        Fluctuations in currency exchange rates, principally the Canadian/US dollar exchange rate, significantly affect our earnings and cash flows. Most of our revenues and debt are denominated in US dollars, whereas a significant portion of our Canadian operating costs are incurred in Canadian dollars.

        3.3   Trends, Risks and Uncertainties

  Fluctuating Metal Prices

        As substantially all of Noranda's revenues are derived from the sale of copper, aluminum, nickel and zinc, our earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. Noranda generally does not hedge prices of the metals it produces. Market prices can be affected by numerous factors beyond Noranda's control, including expectations for inflation, speculative activities, relative exchange rates to the US dollar, production activities of Noranda's competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices for nickel, copper or other metals produced by Noranda may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of Noranda's reserves and its business, financial condition, liquidity and operating results.

  Mining and Processing Risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Noranda's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

        Although Noranda maintains insurance to cover some of these risks and hazards to the extent available that Noranda believes is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Noranda's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Noranda's business, financial condition, liquidity and results of operations could be materially adversely affected.

  Environmental Risks

        Environmental legislation affects nearly all aspects of Noranda's operations worldwide. This type of legislation requires Noranda to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties. In addition to current requirements, Noranda expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not entered into force but may do so in the future. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting.

Compliance with these initiatives could have a material adverse effect on Noranda's business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Noranda's business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits. There can be no assurance that Noranda will at all times be in compliance with all environmental regulations or that steps to bring Noranda into compliance would not materially adversely affect Noranda's business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on Noranda's properties, the ultimate costs for future removal and site restoration to Noranda could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require Noranda to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Noranda has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Noranda ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Noranda's credit may be required to back up these commitments, which could affect Noranda's liquidity.

  Labour Relations

        Collective agreements covering our unionized hourly employees and workers at our Brunswick mine and smelters, Lachine general smelting, Raglan operations, Kidd Creek metallurgical operations, Falcondo operations, Missouri primary aluminum reduction plant, Nikkelverk operations and Lomas Bayas operations are currently in place and will expire between 2004 and 2006. The supervisory, technical, professional and administrative employees at Lomas Bayas are not represented by a union but have historically acted collectively when renegotiating their individual contracts of employment, each of which expires in June 2003. Our collective agreement covering unionized production workers at our Horne smelter expired on February 28, 2002 and on June 18, 2002, those workers commenced a work stoppage. On May 7, 2003, we announced that those workers had voted in favour of accepting the terms of a new three year collective agreement. Our collective agreement covering employees at our Brunswick bulk handling facility expired in March 2003, and collective agreements covering employees at Norandal's Salisbury facility and our Altonorte smelter expire in November and December, 2003, respectively. We are proceeding to negotiate extensions to these agreements, however we cannot predict at this time whether we will be able to reach new collective agreements with these employees without a work stoppage. Our collective agreements covering unionized production workers at our Kidd Creek metallurgical operations, Falcondo operations, Matagami operations, and Arkansas foil plant and a collective agreement with employees at Micro Metallics Roseville facility expire between 2003 and 2005. A collective agreement covering unionized workers at Noranda's New Madrid primary reduction plant expires in 2007. We cannot predict at this time whether we will be able to reach new collective agreements with these or other employees without a work stoppage. From June 2001 to January 2002, we experienced a work stoppage in Sudbury, Ontario before a new collective bargaining agreement was entered into with that operation's hourly rated employees. That strike adversely affected our results of operations for the third and fourth quarters of 2001 and the first quarter of 2002. The strike at our Horne smelter, which commenced in June 2002, adversely affected our results of operations for 2002 and the first quarter of 2003.

        Any lengthy work interruptions could materially adversely affect our business, financial condition, liquidity and results of operations.

  Uncertainty of Reserve Estimates and Production Estimates

        Noranda's reported ore reserves as of year-end 2002 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Noranda determines the amount of its ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Noranda does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Noranda's present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Noranda's operations to be unprofitable in any particular fiscal period.

        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Noranda in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

        Noranda prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Noranda's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Noranda's future cash flows, earnings, results of operations and financial condition.

  Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/US dollar exchange rate and, to a lesser extent, Norwegian kroner, Euros, Yen and other exchange rates, can significantly impact Noranda's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Noranda's revenues and debt are denominated in US dollars, whereas most of the operating costs at its Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred principally in US dollars while Nikkelverk's costs are incurred in Norwegian kroner. Noranda's consolidated financial statements are expressed in Canadian dollars. Fluctuations in exchange rates between the US dollar and the Canadian dollar and between the Canadian dollar and other currencies may give rise to foreign currency exposure, either favorable or unfavorable, which has materially impacted and may in the future materially impact Noranda's financial results. Noranda from time to time hedges a portion of its US dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to Noranda's Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

        Excluding the impact of Noranda's hedging activity, each Cdn$0.01 change in the annual average Canadian/US dollar exchange rate impacted Noranda's after tax earnings by approximately $5 million.

  Interest Rate and Counterparty Risk

        Noranda's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Noranda has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes Noranda's exposure to interest risk by effectively converting a portion of Noranda's fixed-rate debt to a floating rate. Noranda may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Noranda will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swaps.

        In addition, Noranda's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose Noranda to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Noranda's business, financial condition and results of operation.

  Energy Supply and Prices

        Noranda's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond Noranda's control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Noranda's supply contracts typically provide that suppliers may be released from their delivery obligations to Noranda if certain "force majeure" events occur. Noranda's business operations could be adversely affected, including loss of production and damage to Noranda's plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted.

        A prolonged shortage of supply of energy used in Noranda's operations could materially adversely affect its business, financial condition, liquidity and results of operations. As a significant portion of Noranda's costs relate to energy consumption, its earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Noranda's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy Noranda uses may increase significantly from current levels. An increase in energy prices could materially adversely affect Noranda's business, financial condition, liquidity and operating results.

  Foreign Operations

        Some of Noranda's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        Noranda performs a thorough risk assessment on a country by country basis when considering foreign activities and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Noranda will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

  Market Access

        Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

  Production Technology

        Noranda believes that the technology it uses to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

  Legal Proceedings

        The nature of Noranda's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of Noranda's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Noranda's results of operations in any future period, and a substantial judgment could have a material adverse impact on Noranda's business, financial condition, liquidity and results of operations.

  Copper Treatment and Refining Charges

        The Company receives fees (treatment and refining charges) calculated in US dollars for processing copper concentrate into refined metal. Fluctuations in these treatment and refining charges result primarily from changes in the supply of, and demand for, concentrate, finished metal and by-products, all of which are beyond our control. A shortage in the supply of concentrate will generally have a negative impact on the treatment and refining charges we realize. Changes in the US dollar/Canadian dollar and Chilean Peso/Canadian dollar exchange rate will also affect our profitability, since our costs for treating and refining copper concentrate are principally in Canadian dollars and Chilean pesos.

  Sulphuric Acid

        Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. We process sulphur dioxide into sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards world-wide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, our production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals.

  Raw Material Procurement Risks

        Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, our supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if we are unable, on short notice, to shift to alternative sources of supply.

        We also process copper scrap, the availability of which in past years has been subject to significant fluctuations and the supply of which has been declining since the mid-1990s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices.

4.     DESCRIPTION OF THE BUSINESS

        Noranda's operations explore for, develop, mine, process and market metals and minerals. Noranda conducts these activities through its five operating business units: Aluminum, Canadian Copper and Recycling, Copper, Nickel and Zinc.

        Noranda is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals.

        The following simplified organization chart indicates the operational structure of Noranda:

NORANDA INC.(1),(2)

Canadian Copper and Recycling • Horne smelter • CCR refinery • Micro Metallics Corporation • Noranda Sampling Inc. • Kidd Creek operations (100% owned by Falconbridge)(3)	Zinc • Brunswick mine • Matagami mine operations • Brunswick smelter • CEZ Refinery (48.97%)(4) • General Smelting of Canada • NorFalco LLC(5)

Copper

•  Altonorte smelter (Noranda Chile Limitada)
•  Compañía Minera Antamina S.A. (33.75%)
•  Compañia Minera Doña Inés de Collahuasi, S.C.M.(3) (44% owned by Falconbridge)
• Compañia Minera Falconbridge Lomas Bayas (100% owned by Falconbridge)(3)	Other Investments and Principal Subsidiaries and Associates • American Racing Equipment, Inc. • Novicourt Inc.(6) (62.1%) • Magnola Metallurgy Inc. (80%) • Noranda Magnesium Inc.
Aluminum • Noranda Aluminum, Inc. • Norandal USA, Inc.

Nickel

•  Integrated Nickel Operations (100% owned by Falconbridge)(3)
– Raglan Mine
– Sudbury Mining and Metallurgical Divisions
– Nikkelverk Refinery
•  Falconbridge Dominicana, C. Por A.
(85.26% owned by Falconbridge)(3)

(1)
The common shares of Noranda Inc. are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange. Percentage ownership as of December 31, 2002.

(2)
100% ownership unless otherwise indicated.

(3)
The Company owns 59.5% of the outstanding common shares of Falconbridge.

(4)
CEZ Processing facility was sold to the Noranda Income Fund (the "Fund") in May 2002. The Company owns a 49% interest in the Fund.

(5)
NorFalco is owned by the Company (65%) and Falconbridge (35%). NorFalco was created to distribute and market sulphuric acid.

(6)
The common shares of Novicourt Inc. are listed and posted for trading on the Toronto Stock Exchange.

        Noranda had 15,000 employees at December 31, 2002. Capital expenditures totalled approximately $824 million in 2002. The following table shows revenue by operating segment and the relative percentage of each operating segment's contribution to total revenue for the past three years:

	2002		2001		2000
	($ millions)
Aluminum	1,039	17%	981	16%	965	14%
Canadian Copper and Recycling	2,078	34%	2,318	38%	2,534	36%
Copper	1,173	19%	926	15%	938	13%
Nickel	1,322	22%	1,206	20%	1,585	23%
Zinc	628	10%	707	11%	826	12%
Other	(150)	(2)%	14	0%	109	2%

Total Revenue	6,090	100%	6,152	100%	6,957	100%

        4.1    Main Businesses

        4.1.1  Canadian Copper and Recycling

        Canadian Copper and Recycling ("CC&R") mines and procures copper and precious metal concentrates and secondary materials for processing at our copper smelters and refineries and markets copper and related by-products. The business operates and manages the Kidd Creek operations under terms of a management services agreement. At December 31, 2002, CC&R employed approximately 2,959 people (2001 – 3,379).

  Mining Operations(1)

        Falconbridge and its predecessors in title have been mining the Kidd Creek copper/zinc deposits since 1966. The Kidd Creek mining operation's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine mining division, Ontario. The properties owned by Falconbridge comprise 14 patented half-lots covering 896 hectares of freehold mining land. The Kidd Creek deposits are mined through two separate shafts, accessing mining areas known as the upper and lower mines, which access progressively deeper levels. In 2002, the upper mine (formerly No. 1 and No. 2 mines) accounted for 50%, and the lower mine (formerly No. 3 mine) accounted for 50%, of the Kidd Creek mining operation's mine ore production.

        Ore production at the Kidd Creek mining operations ("Kidd Creek Mining") for 2002 was 2,230,000 tonnes (2001 – 1,977,000 tonnes) with copper ore grades of 2.12% and zinc grades of 5.89%. Metals in concentrate produced during the year totalled 45,400 tonnes of copper (2001 – 42,300 tonnes), 104,100 tonnes of zinc (2001 – 81,700 tonnes) and 3,671,000 ounces of silver (2001 – 2,865,000 ounces).

        In 2000, Falconbridge approved the development of Mine D, the depth extension of the Kidd Creek ore body beyond the limits of the lower mine at 6,800 feet (2,070 metres) to a depth of 10,200 feet (3,100 metres). Production from Mine D is scheduled to begin in 2004 and production is expected to reach 550,000 tonnes in 2005. At the end of 2002, the Mine D project was close to 40% complete with an investment of $217 million incurred to date of a total project cost estimate of $640 million.

        The Kidd Creek ore body is intersected by a number of major faults and other discontinuities. Mining and the resulting stress redistribution cause periodic ground adjustment along these faults resulting in seismic activity. Falconbridge has taken steps to minimize the impact of seismic activity on its Kidd Creek mining operations. These steps include the use of seismic monitoring equipment and the development and use of safe and cost-effective mining systems and procedures. On occasion a seismic event will occur which has the potential to cause personal injury, equipment damage or production interruption. Such events have been infrequent.

        At December 31, 2002, Falconbridge reported reserves of 23.7 million tonnes grading 2.11% copper and 6.3% zinc.

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        The Kidd Creek mine's life is estimated to be approximately 10 years based on current proven and probable mineral reserves and the design processing rate.

  Metallurgical Operations

        CC&R operates Noranda's Horne copper smelter located in Rouyn-Noranda, Quebec, the CCR refinery in Montreal-East, Quebec and Falconbridge's Kidd Creek copper-zinc complex located in Timmins, Ontario.

        In November 2001, the Company announced its intention to temporarily close its Gaspé smelter, located in Murdochville, Quebec and recorded a $46 million charge in 2001 to reduce its carrying value of the Gaspé smelter. In March 2002, the Company announced its decision to permanently shutdown the Gaspé smelter and operations were terminated at the end of April 2002. The Company recorded an additional closure-related after-tax charge of $12 million in the second quarter of 2002

        The ore from Kidd Creek Mining is transported by a company-owned railway to the Kidd Creek metallurgical operations ("Kidd Creek Metallurgical"), located 27 kilometres southeast of the mine. The mill produces copper and zinc concentrates, and treats all ores from the Kidd Creek Mining's mines in two of four circuits, with the remaining circuits available to process custom ore. The copper concentrate produced at the mill and the copper concentrate shipped from Falconbridge's Sudbury Mines/Mill together with other copper custom feeds are fed into the smelter, which has the capacity to produce 150,000 tonnes of blister copper per year.

        CC&R has the capacity to process approximately 1,360,000 tonnes per year of copper and precious metal-bearing feed materials at the Horne and Kidd Creek smelters. The capacity at the closed Gaspé smelter was 340,000 tonnes. In 2002, we processed 1,206,000 tonnes of feed at the Horne and Kidd Creek smelters compared to 1,268,000 in 2001. An additional 100,000 tonnes was treated at Gaspé in 2002. The unionized employees at the Horne smelter went on strike in mid-June 2002 and the smelter operated for the balance of 2002 at about 70% of normal capacity. Of the total volumes treated by the Horne smelter in 2002, approximately 31% of this feed was obtained from the Louvicourt, Antamina and Collahuasi mines and the balance was sourced from third parties under contracts having a duration of one to three years. We also purchased some feed on a spot basis. In 2002, approximately 75% of our feed was procured from North America and the balance mainly from South America. Anode and blister output from the Kidd Creek and Horne smelters totalled 291,100 tonnes in 2002 (2001 – 320,200 tonnes). Gaspé produced 29,600 tonnes until its closure in April 2002. All anodes produced at the Horne and Gaspé copper smelters were refined at our CCR refinery. The 144,100 tonnes (2001 – 132,100 tonnes) of blister produced at the Kidd Creek smelter in 2002 were either refined at its refinery, which currently has the capacity to produce 147,000 tonnes of copper cathode per year, or sold to outside refineries, including the Company's CCR refinery. In 2002, Kidd Creek sent approximately 9,000 tonnes of spent-copper anode to the CCR facility. Sulphuric acid production in 2002 was 969,000 tonnes compared to 1,133,000 tonnes in 2001.

        Our CCR refinery processes copper anodes from the Horne and Altonorte smelters and other unrefined copper and precious metals from Noranda and third-party sources. In 2002, the refinery produced 244,000 tonnes (2001 – 323,000 tonnes) of copper cathode, approximately 1.0 million ounces of gold (2001 – 1.2 million), 40.5 million ounces of silver (2001 – 42.9 million) and other by-products including selenium, tellurium, nickel sulphate, and a concentrate of platinum group metals. CCR's production was significantly impacted by the Horne strike and the Gaspé closure. In 2002, the Kidd Creek refinery produced 145,300 tonnes of zinc (2001 – 140,100 tonnes) and 146,500 tonnes of copper cathode (2001 – 127,800 tonnes). In addition to copper and zinc, the Kidd Creek refinery produces substantial amounts of silver laden anode slimes that are further refined by third parties or CCR. During 2002, Kidd Creek Metallurgical established several production records, including copper smelter on line time, copper smelter throughput volumes, blister copper output, copper cathode production, zinc cathode and metal production.

        The Kidd Creek zinc plant has the capacity to produce 147,000 tonnes of zinc per year. This capacity is sufficient to process Kidd Creek Metallurgical's zinc concentrates and custom feed from other sources. Custom feed from other sources comprised approximately 30% of the total zinc plant feed in 2002 (2001 – 50%) and is expected to comprise approximately 40% of the total plant feed in 2003. In April 2003, Falconbridge announced that the zinc refinery operations will shut down for 13 weeks during the summer as a result of persistently low treatment charges combined with recent changes in currency exchange rates and higher costs relative to

Falconbridge's concentrate purchase and metal sales positions. This represents an extension to the shutdown of eight weeks previously announced by Falconbridge in February 2003.

        On February 18, 2003, the Company informed the union representing employees at the Horne smelter of its intention to eliminate 125 unionized positions.

        CC&R is committed to improving the financial performance and competitiveness of the Horne smelter. As such it is investing in a new recycling facility that will be dedicated to providing the Horne smelter with a new source of recyclable materials. This new Canadian facility is expected to be operational in the second half of 2003.

        Kidd Creek Metallurgical is a leader in the recovery of copper, gold, silver and platinum group metals from the recycling of electronics and other copper and precious metal-bearing secondary materials. These are processed largely at the Horne smelter and the CCR refinery. Our processing plants and technology allow us to treat large tonnages of recycled materials. In 2002, recycled materials comprised 6% (2001 – 7%) of the feed for the copper smelters and approximately 6% of the copper (2001 – 10%), 14% of the gold (2001 – 15%), 8% of the silver (2001 – 10%) and 95% of the platinum group metals (2001 – 90%) produced by the CCR refinery. In September 2002, Kidd Creek Metallurgical reached agreement with its unionized employees on a new three-year collective agreement.

        Prior to processing at the Horne smelter, Micro Metallics Corporation ("Micro") and Noranda Sampling Inc. receive and sample a portion of the electronics materials. Micro operates facilities in California as well as one in Tennessee, which opened in 2001, and Noranda Sampling Inc. operates facilities in Rhode Island. Micro's Roseville and LaVergne facilities provide asset management and recycling services for end-of-life electronic hardware to Hewlett-Packard, a strategic partner, and to other original equipment manufacturers. A new Canadian recycling facility, to be built in Brampton, Ontario, will also process end-of-life electronic hardware.

        4.1.2  Copper

        The Copper business unit includes the operation of the Company's 33.75%-owned Antamina copper and zinc mine in Peru and the 100%-owned Altonorte copper smelter located near Antofagasta, Chile. In addition, it includes Falconbridge's 44% stake in the Collahuasi copper mine in Chile and 100% interest in the Lomas Bayas operations.

  Compañía Minera Antamina S.A.

  History and Location

        Located in the Andes mountains in Peru, approximately 270 kilometres north of Lima and at an elevation of 4,300 metres, the Antamina deposit is one of the largest copper/zinc orebodies in the world, with a milling rate of 70,000 tonnes per day. Antamina is expected to produce 272,000 tonnes of copper and 163,000 tonnes of zinc annually over a 21-year mine life, producing an annual average of 675 million pounds of copper and 625 million pounds of zinc in the first 10 years.

        A capital investment of US$2,148 million was spent to bring Antamina into production. Of this amount, US$1,320 million was financed using senior project debt.

        Noranda's beneficial interest in Antamina is 33.75%, with the other shareholders comprising BHP Billiton PLC at 33.75%, Teck Cominco Limited at 22.5% and Mitsubishi Corporation with a 10% interest.

  Operations

        Antamina began commercial production in October 2001. During 2002, Antamina produced 1,177,593 tonnes of copper concentrate grading 28.8% copper and 442,107 tonnes of zinc concentrate grading 52.1% zinc. In 2002, sales of fine copper contained in concentrates during 2002 were 350,001 tonnes and sales of zinc were 250,513 tonnes, representing aggregate revenues to Noranda of $261 million. Substantially all the assets and shares of Antamina have been pledged to a group of international lenders as security for loans made to the project. Noranda Inc. has guaranteed its 33.75% pro rata share of the loans until such time as the project achieves completion, which involves the project satisfying certain financial, legal and operating tests prior to February 29, 2004 or, under certain circumstances, by February 28, 2005. Upon completion, the loans will be non-recourse to the Company.

  Mineral Reserves and Resources

        Antamina is classified as a copper-zinc-silver skarn deposit and occurs at the contact between a quartz monzonite intrusive of Tertiary Age (< 70 million years) and limestone of Cretaceous Age (70-135 million years).

        Proven and probable mineral reserves total 530,000,000 tonnes with an average grade of 1.22% copper, 1.01% zinc, 0.029% molybdenum and 13.7 grams of silver per tonne. Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Measured and indicated resources, in addition to mineral reserves in the current pit design, total 60,000,000 tonnes with an average grade of 0.48% copper, 0.25% zinc, 0.03% molybdenum and 5 grams of silver per tonne. Inferred mineral resources total 33,000,000 million tonnes with a grade of 0.78% copper, 0.99% zinc, 0.02% molybdenum and 13 grams of silver per tonne.

        Proven and probable mineral reserves are reported using a 0.7% copper equivalent cut-off and include all high-grade and low-grade stockpiles. Measured and indicated mineral resources in addition to reserves were estimated for in-situ pit material and marginal stockpiles grading less than the 0.7% copper equivalent cut-off but greater than a 0.5% copper equivalent cut-off. Inferred resources were estimated for all other in-pit material grading greater than 0.5% copper equivalent cut-off.

        The mineral resource and mineral reserve estimates were prepared under the supervision of Gord Stothart (P. Eng., Mine Manager, a qualified person as defined under NI 43-101). Assumed metal prices were zinc US$0.50 per lb., copper US$0.90 per lb., molybdenum US$3.25 per lb. and silver US$5.00 per troy ounce.

        At planned operating rates, the proven and probable mineral reserves are equal to approximately 17 years of mine production. Mill operations are expected to continue for another four years on stockpiled material. The mineral reserves decreased by 22.4 million tonnes in 2002 primarily due to production. Production of 26.7 million tonnes and mining write-downs of 1.9 million tonnes were slightly offset by resource upgrading gains of 6.2 million tonnes.

  Altonorte Smelter

        Noranda owns 100% of the Altonorte copper smelter located in northern Chile. The smelter recently completed a major modernization and expansion project, which will double its capacity.

        The Altonorte custom smelter processes copper concentrate from third-party mines located mainly in Chile. Approximately 70% of the Altonorte smelter's production is refined at Codelco's Chuquicamata refinery near Calama, Chile, a portion of which is returned to Noranda in the form of cathodes. The balance of the smelter's blister anode production is exported. The smelter's sulphuric acid production is sold to customers located in the northern region of Chile. In 2002, Altonorte processed 452,070 tonnes of feed material, produced 147,060 tonnes of copper anodes and produced 322,812 tonnes of sulphuric acid.

        Altonorte's US$170 million Phase 3 expansion is expected to increase total annual throughput to approximately 820,000 tonnes, copper anode output capacity to approximately 290,000 tonnes and sulphuric acid capacity to 700,000 tonnes.

  Compañia Minera Doña Inés de Collahuasi

        Falconbridge owns a 44% interest in Compañía Minera Doña Inés de Collahuasi S.C.M., an independent corporation which owns the mining and water rights and other assets comprising the Collahuasi operation, together with Anglo American Plc which also holds a 44% interest, and a Japanese consortium holding the remaining 12% interest.

        A capital investment of US$1,792 million was required to bring Collahuasi into commercial production. The financing requirement, including working capital, was approximately US$1,870 million.

        The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario, each with important secondary enrichment zones, and the Huinquintipa copper deposit located downstream from the Rosario deposit. In addition, the property contains high-grade copper/silver vein systems at the adjacent deposit of La Grande.

  Mining and Milling Operations

        Production is expected to average 350,000 tonnes per year of copper in concentrates and 50,000 tonnes per year of copper cathode during the initial 10 years of mine life. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company. Commercial production at the Collahuasi operation began in January 1999.

        During 2002, 130.2 million tonnes of material was mined (2001 – 139.2 million tonnes), 25.2 million tonnes of ore was milled at the concentrator (2001 – 24.7 million tonnes) and 5.4 million tonnes of ore was processed at the copper oxide leaching plant (2001 – 4.7 million tonnes). Falconbridge's share of copper produced during 2002 amounted to 185,000 tonnes of copper (2001 – 193,135 million tonnes).

        Since commencing operations, the mine has operated the Ujina pit. Starting mid 2004 ore extraction will be transferred to the lower copper grade Rosario orebody.

        The transition to the Rosario orebody, which includes the construction of an overland conveyor to transport sulphide ore to the concentrator, and increasing the concentrator throughput from 60,000 tonnes to 110,000 tonnes per day, has been approved and engineering construction and procurement activities are under development with scheduled completion by mid 2004. Total capital expenditures associated with the transition and the expansion engineering are expected to be US$654 million.

  Mineral Reserves and Mineral Resources(1)

        As of December 31, 2002, proven and probable mineral reserves totalled 1,838,748,000 tonnes with an average grade of 0.92% copper. Measured and indicated resources are in addition to mineral reserves and totalled 477,971,000 tonnes with an average grade of 0.63% copper. Inferred mineral resources totalled 1,840,000,000 tonnes with a grade of 0.72% copper.

        Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported using an average 0.45% copper cut-off, depending on ore type, and include all stockpiled material above the cut-off grade. The assumed metal price was US$0.95 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using a 0.45% copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of US$1.15 but excluding the mineral reserves contained in the interior US$0.95 pit outline. Inferred resources were estimated for material contained in both pit designs.

        At planned operating rates, the proven and probable mineral reserves are equal to approximately 44 years of production. The mineral reserves decreased by 28.9 million tonnes in 2002 primarily due to production. Production of 30.7 million tonnes was slightly offset by mining gains in the various ore types of 1.8 million tonnes.

  Compañía Minera Falconbridge Lomas Bayas

  Mining Operations

        In July 2001, Falconbridge acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited for a cash payment of $100.7 million. Falconbridge is also required to pay US$15 million if it exercises its right to retain the Fortuna de Cobre deposit before the fifth anniversary of closing.

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,217 hectares. Falconbridge also holds 20 exploitation concessions and six exploitation concession applications covering approximately 4,933 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit as well as 53 exploration concessions covering an area around the Fortuna de Cobre deposit.

        The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

  Mining and Processing

        Lomas Bayas currently operates one open pit mine. Heap-leach grade ore is crushed and placed on leach pads by a series of portable conveyors and a stacking system. Lower grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under long-term contracts with a local electricity supplier.

        In 2002, Lomas Bayas mined 26.7 million tonnes of ore from which 59,300 tonnes of copper cathode were produced.

  Mineral Reserves and Mineral Resources(1)

        As of December 31, 2002, proven and probable mineral reserves totalled 397,349,000 tonnes with an average grade of 0.32% copper. Measured and indicated resources are in addition to mineral reserves and totalled 171,361,000 tonnes with an average grade of 0.27% copper. Inferred mineral resources totalled 73,400,000 tonnes with a grade of 0.28% copper.

        Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported using an average 0.10% soluble copper cut-off and include all stockpiled material above the cut-off grade. The assumed metal price was US$0.90 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using a 0.10% soluble copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of US$1.15 but excluding the mineral reserves contained in the interior US$0.90 pit outline. Inferred resources were estimated for material contained in both pit designs.

        At planned operating rates, the proven and probable mineral reserves are equal to approximately 14 years of production.

        The mineral reserves decreased by 48.2 million tonnes due to mine production of 23.5 million tonnes and the drop in the long-term copper price from US$0.95 to US$0.90. Lomas Bayas is a very low grade deposit that is sensitive to the price of copper used to estimate the mineral reserves. Much of the material not included in the reserves was added to the mineral resources, which increased by 19.4 million tonnes.

        4.1.3  Zinc

        Our Zinc business unit produces zinc concentrate and copper concentrates at our mines and procures and processes zinc concentrate at the CEZ refinery owned by the Noranda Income Fund. The zinc business unit also produces lead concentrates at the Brunswick mine and procures and processes lead/silver concentrates and residues at the Brunswick smelter. Marketing of the CEZ refinery and Falconbridge's zinc metal and related alloys, as well as the Company's lead metal and related alloys, is carried out through our head office in Toronto, Ontario and affiliated marketing offices in Zug, Switzerland and Cleveland, Ohio. In addition, the zinc business unit operates the General Smelting of Canada foundry in Lachine, Quebec, which produces various lead and zinc alloys and anodes. The zinc business unit also has a 65% interest in NorFalco LLC, a joint venture with Falconbridge that markets, transports and distributes sulphuric acid in North America.

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

  Brunswick Mine

  History and Location

        The Brunswick mine was developed and commenced operations in the early 1960s. Noranda Inc. acquired a controlling interest in the mine in 1971 and a 100% interest in 1996. The mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. The Company has surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300).

  Mineral Reserves and Resources

        The Brunswick orebody is hosted in steeply dipping volcanic and sedimentary rock units. The deposit comprises massive sulphides intimately associated with various iron formation facies, with zinc, lead, copper and silver being the principal metals produced. The host rocks and the mineralization have undergone four significant deformation events, resulting in intense folding and faulting.

        Mineral resource and mineral reserve estimates were prepared by Pierre Bernard (P. Geo., Chief Geologist) and Philip Bridson (P. Eng., Senior Planning Supervisor), each of whom is a qualified person as defined in NI 43-101, and are based on assays from diamond drilling and geological interpretation of drilling and underground mapping of development areas. The data is interpreted by the mine's geologists and used to develop a three-dimensional model of the geology, mineralization and underground development areas.

        Proven and probable reserves total 21.1 million tonnes averaging 9.12% zinc, 3.64% lead, 0.36% copper and 106 grams of silver per tonne. Measured and indicated resources in addition to mineral reserves total 3.0 million tonnes with an average grade of 8.69% zinc, 3.34% lead, 0.34% copper and 95 grams of silver per tonne.

        Mineral resources are reported using a 7.5% (zinc + lead) cut-off with a minimum mining width of 2.5 metres. Dilution (planned and wall), extraction recoveries and economics are applied to the mineral resource to arrive at the mineral reserves. The assumed metal prices and exchange rate were zinc US$0.44 per lb., copper US$0.90 per lb., lead US$0.26 per lb., silver US$5.25 per troy ounce and Cdn$1.50 for US$1.00.

        Approximately 3.5 million tonnes of proven mineral reserves were milled in 2002. At planned operating rates, the Brunswick mine has an estimated life of six years. The mineral reserves decreased in 2002 by 4.4 million tonnes due to production of 3.5 million tonnes and the loss of 1.3 million tonnes as a result of the complete re-engineering of all reserve blocks. The largest losses occurred in the North Regional Pillar and 1125 Main Zone due to bad ground conditions. The losses were partly offset by the addition of 0.4 million tonnes due to comprehensive in-house mining evaluations.

  Operations

        Production occurs on five main levels to a depth of 1,125 metres. Two shafts provide access. The No. 3 shaft is 1,337 metres deep and is used to hoist personnel, ore and equipment. The No. 2 shaft is 963 metres deep and is used to hoist personnel and supplies. This shaft carries all compressed air and water services for the mine. The remaining cage hoist is used intermittently as a backup to the No. 3 shaft facilities and a second means of egress from the mine.

        Mining methods are in transition, from primary/secondary mining of sub-level open stopes with delayed backfill to pillarless, pyramid-shaped open stope sequences and end-slicing. The ore body consists of a series of sub-parallel ore lenses with an average dip of 70 degrees, a composite width of up to 200 metres, a maximum strike length of 1,300 metres and a maximum depth of 1,150 metres.

        Ore is processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce four products, including zinc, lead, bulk and copper concentrate. Flotation tailings are sent to a paste plant for recovery and production of required amount of paste backfill. Residual tailings are sent to the tailings impoundment facility. Process water is recycled back to the concentrator while the excess runs through an effluent treatment facility prior to discharge to the environment.

        There were no production interruptions at the Brunswick mine during 2002 and as a result the Brunswick mine processed an average of 9,569 tonnes of ore per day (2001 – 9,850 tonnes) and produced 277,000 tonnes of zinc contained in concentrate (2001 – 304,000 tonnes). Zinc recoveries in the mill were 87.4% (2001 – 87.5%).

        In 2002, work on the establishment of a new ore handling system to service the south end of the mine was completed. This system enables the mine to maintain production at the planned level.

        Construction work on an improved milling system was completed in the fourth quarter of 2000 to implement an intermediate flotation stage between primary and secondary grinding, consolidate the concentrator grinding and flotation circuits, and to recycle water through the abandoned rockfill quarry. The project has resulted in higher recoveries, improved zinc concentrate grade and a higher ratio of zinc concentrate to bulk concentrate.

  Bell-Allard Mine, Matagami Division

  History and Location

        The Bell-Allard zinc/copper mine commenced commercial production in January 2000 with an anticipated life of approximately five years.

        The mine is located 10 kilometres southwest of the town of Matagami in north-western Quebec, approximately two kilometres south of the Matagami concentrator. The 95-hectare property is covered by Mining Lease #830, which will, unless extended, expire on December 1, 2016. The lease permits exploitation of the mineral rights belonging to the Crown. Noranda has owner's rights and obligations but may use the surface only for mining operations.

  Mineral Reserves and Resources

        The Bell-Allard deposit is similar to other deposits that Noranda has mined in the Matagami area. It is a typical volcanogenic massive sulphide deposit located at or near the contact between the Watson Lake Rhyolite and the overlying Wabassee Basalt. The deposit is sitting on top of its alteration zone and is intruded on by three main dyke families. A tectonic overprint affects the deposit and drags the mineralization to the north, resulting in a gradual transition between pipe system and the massive sulphide lens.

        The mineral reserve estimate is prepared under the supervision of Martin Verreault (P. Eng., Chief Engineer and a qualified person as defined in NI 43-101) and based on assays from underground definition drilling, geological interpretation of drill cores and underground mapping of development areas. The data is used to develop a three-dimensional model of the geology, mineralization and underground development areas. Block grades are interpolated from drill hole assays using the Inverse Distance Squared method.

        Proven and probable mineral reserves are based on the mineral resource model after applying stope, engineering and dilution criteria. The minimum mining width used is 3.0 metres. Mineral reserves are reported using a 9% zinc equivalent cut-off {(%Cu X 2) + %Zn  $ 9%Zn}. The assumed metal prices and exchange rate were zinc US$0.50 per lb., copper US$0.90 per lb., lead US$0.26 per lb., silver US$5.25 per troy ounce and Cdn$1.50 for US$1.00.

        As of December 31, 2002, proven and probable reserves totalled 1.5 million tonnes averaging 14.33% zinc, 0.11% lead, 1.17% copper, 38.8 grams of silver per tonne and 0.52 grams of gold per tonne. No mineral resources are estimated. Approximately 669,000 tonnes of mineral reserves were milled in 2002. At planned operating rates, the Bell-Allard Mine has an estimated life of two years. The mineral reserves were decreased by 0.7 million tonnes due to mine production in 2002. Some small reserve additions in satellite mining zones were balanced by the removal of some marginal stope and pillar reserves in the main deposit.

  Operations

        There are four main production levels and two shafts provide access to the mine. The production shaft is 1,140 metres deep and is used mostly to hoist personnel, ore and waste. This shaft carries all compressed air, water and fuel services for the mine. The 900-metre exhaust shaft is used to hoist equipment and supplies and serves as an emergency exit. It also carries the paste fill line.

        A longhole stoping method is used with a pillarless, pyramid-shaped open stope sequence. Paste fill is required to fill the empty stopes immediately after mining. The entire sulphide envelope occurs at a vertical depth of between 900 and 1,175 metres. It is delimited over a strike length of approximately 300 metres and the deposit dips 45 to 60 degrees to the southwest.

        Ore is processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce zinc and copper concentrates. Approximately 45% of the flotation tailings are used to produce paste backfill. Residual tailings are sent to the tailings impoundment facility where water runs through an effluent treatment facility prior to discharge to the environment.

        Most of the zinc concentrate produced at the mine is shipped to the CEZ refinery, while the copper concentrate is shipped to the Horne smelter.

        In 2002, Bell Allard produced 84,792 tonnes of zinc contained in concentrate (2001 – 88,754 tonnes). Zinc recoveries in the mill were 92.3% (2001 – 92%).

  Brunswick Smelter

        The Brunswick smelter, located in Belledune, New Brunswick, is a lead smelter that processes lead concentrates from the Brunswick mine as well as a wide range of offshore lead and lead/silver concentrates and residues. Consistent with our strategy of increasing our flexibility to treat complex feed materials, construction was completed on a new silver refinery in the first quarter of 2001. The lead blast furnace was rebuilt in the fourth quarter of 2000, using the Mt. Isa furnace design. The new blast furnace has significantly decreased metal loss and coke consumption in the production process.

        The Brunswick smelter also operates a battery recycling facility in Belledune, New Brunswick that processed 9,000 tonnes in 2002 (2001 – 5,000 tonnes). Most of the used batteries are sourced from the Atlantic Provinces with Quebec and the New England states providing the balance.

        In December 2002, the Company announced that the Brunswick smelter will change to a seasonal operation effective July 1, 2003. The plant will run for eight months a year on Brunswick mine concentrates and third-party sulphates and cease to purchase third-party concentrate.

  CEZ Refinery

        The CEZ refinery (in which Noranda has a 49% interest through its interest in the Noranda Income Fund) located in Valleyfield, Quebec procures and processes zinc concentrate for the production of zinc metal and powders. It is located near the St. Lawrence Seaway and has access to road, rail and sea transportation links. In 2001 and 2002, over 80% of the zinc concentrate processed at the CEZ refinery was sourced from mines owned or partly owned by Noranda, including the Brunswick mine, Bell-Allard mine and Antamina. The refinery's products are marketed in the United States, Canada, Europe and Asia.

        A plant optimisation project increased nominal annual plant capacity from 225,000 tonnes to 255,000 tonnes in 1999. Further plant debottlenecking and continuous improvement projects are proceeding and in 2002 the plant achieved output of 271,075 tonnes.

        In May 2002, Noranda sold the CEZ processing facility to the Noranda Income Fund (the "Fund") for a combination of cash and ordinary and priority units of the Fund. A portion of these priority units were then sold by Noranda pursuant to a public offering. Noranda continues to own a 49% interest in the Fund. Over 50% of Noranda's interest in the Fund, representing 25% of the outstanding equity of the Fund, is held as ordinary, units which are subordinated in respect of cash distributions to the priority units for a period of 15 years.

        Noranda has entered into a 15-year supply and processing agreement to sell to the refinery up to 550,000 tonnes of zinc concentrate annually, an amount expected to support 100% of its annual production at planned rates for that period. The refinery pays Noranda for the concentrate based on the LME price for "payable zinc metal" contained in the concentrate less a treatment charge or processing fee, initially set at Cdn$0.352 per pound of payable zinc metal. The processing fee is adjusted annually to reflect changes in certain costs.

        Pursuant to various management agreements, Noranda will continue to operate and manage the refinery and also provides management, marketing and other administrative services to the Fund.

  NorFalco LLC

        In April 1998, the Company, Falconbridge and DuPont agreed to form Noranda DuPont LLC, a joint venture to market, transport and distribute sulphuric acid in North America. On June 29, 2001, Noranda DuPont LLC redeemed DuPont's 50% voting interest in Noranda DuPont LLC and its name was changed to NorFalco LLC. NorFalco LLC purchases and resells to consumers all of the Company's and Falconbridge's Canadian sulphuric acid production.

        NorFalco LLC has developed an extensive distribution infrastructure of tank cars, trucks, marine tankers and terminals in order to supply approximately 2.1 million tonnes of sulphuric acid to consumers in North America. Its staff is based at its head office near Cleveland, Ohio and at the office of its wholly-owned Canadian subsidiary, NorFalco Sales Inc., near Toronto, Ontario. NorFalco is owned by Noranda (65%) and Falconbridge (35%).

        4.1.4  Aluminum

        Noranda Aluminum, Inc. ("Noranda Aluminum") operates five plants in the United States that produce primary aluminum and/or aluminum foil. In 2002, approximately 91% (2001 – 91%) of sales were to U.S. customers. As of December 31, 2002, Noranda Aluminum had approximately 1,950 employees (2001 – 1,910).

        Noranda Aluminum's fabricated products operations purchase the majority of their primary metal requirements from third parties. This allows the primary reduction plant to optimize product mix by selling value-added products to third parties.

  Primary Products

        Noranda Aluminum operates a primary aluminum reduction plant located adjacent to the Mississippi River, near New Madrid, Missouri. The plant has three potlines that produced 236,458 tonnes of molten aluminum in 2002 (2001 – 220,200 tonnes), a carbon plant that produces anodes for the reduction cells, and a cast house capable of producing 1,500 lb. standard ingots and value-added products such as billet, electrical conductor rod and foundry alloy.

        A US$73-million modernization project to convert the reduction plant to single-piece anode technology operating at increased amperages was completed in 2000. The modernization has increased annual molten metal production capacity to 253,000 tonnes. The project has also reduced overall operating costs and improved environmental performance.

        Alumina requirements are supplied under medium-term contracts with third parties at prices that generally vary with aluminum prices. All of the alumina is purchased from south-central U.S. suppliers.

        The Noranda Aluminum aluminum smelter in New Madrid, Missouri uses approximately 500 megawatts of power annually. Noranda Aluminum's existing 30-year power contract expires May 31, 2003. A new contract, subject to final documentation, has been negotiated for a two-year period starting June 1, 2003. The new contract is based on market terms which, depending on market conditions, could increase the plant's annual cost of electricity by $40 million over the prior contract.

  Fabricated Products

        Norandal USA, Inc. ("Norandal") operates four plants in the South-eastern United States that combine to serve a broad range of customer needs. Norandal is the second largest producer of aluminum foil products in North America. In 2002, third-party shipments amounted to 128,000 tonnes (2001 – 112,400 tonnes).

        The original Huntingdon, Tennessee plant, which Norandal has operated since 1979, has an annual production capacity of 69,000 tonnes. It produces heavy-gauge foil from continuous cast metal, serving the electrical, household foil and air conditioning fin stock markets. The Salisbury, North Carolina plant also operates continuous casters and has an annual production capacity of 43,000 tonnes of light foil. The Newport, Arkansas facility processes re-roll material into lighter gauge coated and uncoated foil. It can produce up to 20,000 tonnes annually. The major products produced at the Salisbury and Newport plants are flexible packaging materials, air-conditioning fin stock and converter foil used in food containers.

        In 2002, the Company completed construction of a modern aluminum foil plant at a cost of US$226 million (excluding financing) to reinforce Norandal's position as a leading, low-cost supplier of heavy-gauge foil products. The foil plant is located adjacent to the existing Huntingdon plant and has an annual production capacity of approximately 90,000 tonnes of heavy-gauge foil, bringing Norandal's total foil production capacity to 225,000 tonnes. The plant utilizes state-of-the-art technology in casting, rolling and material handling. The new foil plant includes four new continuous casting machines, a high-speed, wide-width rolling mill with associated finishing equipment and an automated product storage and retrieval system. The automated storage and retrieval system is designed to reduce cooling time and lower handling costs. The high speed, low-gauge casters and wide-width rolling mill are designed to improve product quality, lower scrap rates and increase productivity.

        4.1.5  Nickel

  Sudbury

  Mining Operations

        Falconbridge has been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury operations consist of the mines/mill business unit ("Sudbury Mines/Mill") and the smelter business unit ("Sudbury Smelter").

        The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling, Blezard and Denison. The properties comprise 2,670 hectares owned by Falconbridge and 14 hectares held under two licences of occupation of mining rights from the Province of Ontario. The licences of occupation are held in perpetuity.

  Mines/Mill

        The Sudbury Mines/Mill operates four underground nickel/copper mines in the Sudbury area: the Craig, the Fraser, the Lindsley and the Lockerby mines. In 2002, the Craig mine provided 43% of Sudbury Mine/Mill's ore production. Total mine production for 2002 was 3.7% higher than planned while nickel grades were approximately the same as planned.

        Metal in concentrate produced during 2002 amounted to 27,800 tonnes of nickel (2001 – 25,200 tonnes), 31,100 tonnes of copper (2001 – 22,900 tonnes) and 690 tonnes of cobalt (2001 – 630 tonnes).

        The ore from Sudbury Mines/Mill is crushed and ground and the nickel/copper bearing sulphide materials contained in the ore are separated from waste materials at the Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Sudbury Mines/Mill total ore milled for 2002 was 2,295,000 tonnes (2001 – 1,946,000 tonnes). The Strathcona mill has a capacity of approximately 10,000 tonnes of ore per day. The copper concentrate from the Strathcona Mill is delivered to Kidd Creek Metallurgical's mineral processing facilities for smelting and refining. The nickel/copper concentrate from the Strathcona mill is delivered to the Sudbury smelter for smelting.

  Mineral Reserves and Resources(1)

        As of December 31, 2002, proven and probable reserves totalled 17,126,000 tonnes averaging 1.33% nickel and 1.28% copper. Measured and indicated resources in addition to mineral reserves total 16,833,000 tonnes

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

with an average grade of 2.38% nickel and 1.10% copper. Inferred resources totalled 22,100,000 tonnes grading 1.77% nickel and 2.39% copper.

        Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular deposit and mining method. Dilution (planned, overbreak and fill) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel US$3.25 per lb., copper US$0.90 per lb. and the Cdn$1.50 for US$1.00.

        Approximately 2,152,000 tonnes of proven and probable mineral reserves were milled in 2002. At planned operating rates, the proven and probable mineral reserves are equal to approximately eight years of production. It is anticipated that a portion of the mineral resources will be converted to mineral reserves and will extend the life of the operation. In 2002, the Sudbury operation's proven and probable mineral reserves remained essentially unchanged despite production of 2.2 million tonnes. The 2002 production was replaced with an increase in reserves of 1.2 million tonnes at the Craig mine due to a lower cut-off grade, the upgrading and discovery of 0.8 million tonnes at the Thayer Lindsley mine and an additional 0.3 million tonnes due to the reinterpretation of 6 Zone at the Fraser mine.

  Smelter

        The nickel/copper concentrate from the Strathcona mill is treated at the Sudbury smelter along with Raglan concentrates and custom feed from other sources. The smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury smelter has the capacity to produce approximately 130,000 tonnes of matte per year. The matte produced is shipped by rail to Quebec City and by sea to the Nikkelverk refinery for further processing.

        The Sudbury smelter's output for 2002 from all sources was 57,900 tonnes of nickel (2001 – 54,900 tonnes), 20,500 tonnes of copper (2001 – 17,900 tonnes) and 1,960 tonnes of cobalt (2001 – 1,790 tonnes). Copper concentrate sent to the Kidd Creek smelter contained 21,700 tonnes of copper (2001 – 14,000 tonnes). Sulphuric acid produced as a result of smelting activity in Sudbury was 246,800 tonnes in 2002 (2001 – 224,600 tonnes).

  Raglan

  Mining Operation

        The Raglan nickel/copper operation is located in Katinniq in Nunavik territory, Quebec, approximately 1,800 kilometres north of Montreal. Falconbridge has explored the Raglan property since the 1960's and began development of the mine site in 1996 following receipt of environmental approvals and the conclusion of agreements with the local Inuit population and the Province of Quebec regarding infrastructure funding. Commercial production at Raglan began on April 1, 1998. Raglan's annual production capacity is one million tonnes per year of ore milled. Net production for 2002 totalled 24,600 tonnes of nickel (2001 – 24,600 tonnes), 6,500 tonnes of copper (2001 – 6,900 tonnes) and 390 tonnes of cobalt (2001 – 320 tonnes).

  Mineral Reserves and Resources(1)

        As of December 31, 2002, proven and probable reserves totalled 18,109,000 tonnes averaging 2.88% nickel and 0.79% copper. Measured and indicated resources in addition to mineral reserves total 2,876,000 tonnes with an average grade of 1.95% nickel and 0.72% copper. Inferred resources total 3,400,000 tonnes grading 2.74% nickel and 0.87% copper.

        Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular ore zone and mining method. Dilution (planned, overbreak and fill) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel US$3.25 per lb., copper US$0.90 per lb. and the Cdn$1.50 for US$1.00.

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        Approximately 868,000 tonnes of proven mineral reserves were mined and milled in 2002. A reduced exploration program in 2002 resulted in the discovery of approximately 0.25 million tonnes of mineral reserves in two individual lenses at Zone 2 and Katinniq. However, following a detailed recalculation, overall mineral reserves decreased by 562,000 tonnes in 2002 and, when combined with production losses, overall mineral reserves decreased by 1.4 million tonnes. At planned operating rates, the proven and probable mineral reserves are equal to approximately 18 years of production.

  Milling Operation

        The ore from the Raglan mines is crushed, ground and treated at the Raglan mill to produce nickel/copper concentrate. Raglan concentrate is trucked to Deception Bay for marine shipment to Quebec City and then transported by rail to the Sudbury smelter for treatment. There were six shipments from Deception Bay during 2002. No shipping occurs from mid-March to early-June.

        The current capacity of the mill is 3,000 tonnes of ore throughput per day. Total ore milled in 2002 was 868,000 tonnes (2001 – 961,000 tonnes).

  Nikkelverk

        Falconbridge Nikkelverk, Aktieselskap ("Nikkelverk"), a wholly-owned subsidiary of Falconbridge, operates a refinery and a sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury smelter as well as custom feed from other sources, which includes the treatment of the silver, gold and platinum group metals contained in the matte and custom feed. The refinery has an annual capacity of approximately 85,000 tonnes of nickel, 38,000 tonnes of copper and 4,500 tonnes of cobalt. The sulphuric acid plant has a capacity of approximately 100,000 tonnes of sulphuric acid per year. In 2002, the refinery produced 68,500 tonnes of nickel (2001 – 68,200 tonnes), 30,600 tonnes of copper (2001 – 26,700 tonnes), 4,000 tonnes of cobalt (2001 – 3,300 tonnes) and 89,900 tonnes of sulphuric acid (2001 – 86,400 tonnes). The Nikkelverk refinery operated at low levels during the third quarter of 2002 due to a shortage of feed from the feed suppliers and was shutdown for three weeks in July/August, 2002.

        Mattes from the Sudbury smelter and from BCL Limited ("BCL") in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery during the year.

        The production of platinum group metals grew in importance during 2002 as production volumes expanded. In 2002, the refinery produced approximately 355,000 ounces of platinum group metals (2001 – 234,000 ounces).

        Expansion of the refinery to 100,000 tonnes of nickel, 60,000 tonnes of copper and 5,000 tonnes of cobalt per year or higher is possible if market conditions warrant such expansion.

  Falconbridge International Limited

        Falconbridge International Limited ("FIL"), an indirect wholly-owned subsidiary of Falconbridge with offices in Bridgetown, Barbados and Brussels, Belgium, is responsible for managing the custom feed business outside Canada for the integrated nickel operations ("INO") of Falconbridge. Custom feed, or third-party primary smelter production (matte) and secondary raw materials, provides a significant source of supply to the Sudbury smelter and the Nikkelverk refinery. In 2002, the Sudbury smelter's output from secondary raw materials included 4,400 tonnes of nickel (2001 – 3,400 tonnes), 2,700 tonnes of copper (2001 – 1,800 tonnes) and 900 tonnes of cobalt (2001 – 800 tonnes). FIL has entered into a long-term agreement (to at least the end of 2010) with BCL to treat complex nickel/copper matte from BCL's smelter in Botswana. Under this agreement, BCL has agreed to deliver approximately 13,000 to 16,000 tonnes of nickel matte per year to the Nikkelverk refinery. The BCL matte represented approximately 49% of the nickel and copper-bearing custom feeds processed at the Nikkelverk refinery in 2002 (2001 – 50%).

        In 2002, custom feed represented approximately 25% of the nickel, 42% of the copper and 76% of the cobalt output at the Nikkelverk refinery (2001 – 25%, 44% and 72% respectively).

  Falconbridge Dominicana, C. por A.

  Mining Operations

        Falconbridge Dominicana, C. por A ("Falcondo"), which is 85.26%-owned by Falconbridge, has been mining and processing nickel laterite ore near the townsite of Bonao, approximately 80 kilometres north-west of Santo Domingo, Dominican Republic, since 1971. The Government of the Dominican Republic and Redstone Resources Inc. own approximately 10% and 4.1% respectively of Falcondo. The term of the mining concession at this site is for an unlimited period. Mine production at Falcondo, which is carried out from the surface, totalled 3,040,600 tonnes of ore in 2002 (2,761,875 tonnes in 2001) at an average nickel grade of 1.23% (2001 – 1.21%).

  Mineral Reserves and Resources(1)

        As of December 31, 2002, proven and probable reserves totalled 64,120,000 tonnes averaging 1.15% nickel. Measured and indicated resources in addition to mineral reserves total 13,840,000 tonnes with an average grade of 1.53% nickel. Inferred resources total 6,400,000 tonnes grading 1.41% nickel.

        Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the mining method. Dilution and mining extraction factors are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel US$3.25 per lb., copper US$0.90 per lb. and Cdn$1.50 for US$1.00.

        Approximately 3,041,000 tonnes of proven mineral reserves were mined in 2002. At planned operating rates, the proven and probable mineral reserves are equal to approximately 15 years of production. The proven and probable mineral reserves at Falcondo showed a net increase of 3.4 million tonnes after production of 3.0 million tonnes in 2002. The increase is mainly due to the discovery of 1.5 million tonnes in previously undrilled areas and mining gains of 4.5 million tonnes through revision of previous estimates in the current deposits. Separate bulk density factors have now been applied by ore type instead of using an overall average value for all deposits as in the past.

  Milling, Smelting and Refining Operations

        The ore mined at Falcondo is milled, smelted and refined at Falcondo's mineral processing facilities, which have a capacity of approximately 29,000 tonnes of nickel contained in ferronickel per year. Falcondo's production of nickel in ferronickel for 2002 was 23,300 tonnes, compared to 21,700 tonnes in 2001.

        As a result of declining ferronickel prices and the high price of crude oil, Falcondo was shut down from October 2001 to January 2002. General maintenance work at the plant facilities was carried out during the shutdown.

        4.1.6  Exploration and Project Development(1)

        The Company's and Falconbridge's exploration groups have been integrated. The combined team conducts world-wide exploration on behalf of the Company and Falconbridge with the focus of the Company being primarily copper and copper-polymetallic exploration and the focus of Falconbridge being primarily the nickel and platinum group metals.

        The Company and Falconbridge have also integrated their respective project development groups. The integrated project group assumes primary responsibility for projects when they reach the pre-feasibility stage.

  Noranda

        The mandate of the Noranda exploration group is to discover strategically sized deposits with a life in excess of 15 years which are expected to provide a 15% return on equity after tax. The current focus is on copper exploration with the exception of copper-zinc exploration in the Quebec Abitibi region in support of the

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

Canadian Copper and Recycling business unit. Exploration by the Company totalled approximately $19 million in 2002 ($38 million in 2001) and the planned expenditures for 2003 total $11 million.

        In addition to exploration activities, the exploration group provides support to business development within the company through participation in advanced project evaluations. Exploration management in Noranda is committed to environmentally and socially responsible exploration and to this end has implemented environmental and community relations training throughout the group. The group also emphasizes utilization of best exploration technologies to achieve competitive advantage and application of Six Sigma to achieve efficient exploration.

        Canadian and international exploration is directed from the Company's corporate office in Toronto. Other exploration offices are located in:

Laval, Quebec Brisbane, Australia Hermosillo, Mexico	Matagami, Quebec Belo Horizonte, Brazil	San Juan, Argentina Santiago, Chile

        During 2003, exploration projects are planned in Canada (Quebec and British Columbia), Mexico, Brazil, Chile, Argentina, Turkey, Papua New Guinea and Australia. Exploration activity in other areas will be predicated on suitable acquisitions or new projects that meet corporate objectives. Currently, the permanent exploration staff of the Company comprises 67 employees, including 44 geologists and geophysicists.

  El Pachón, Argentina

        The acquisition of the El Pachón project from Cambior Inc. was completed in September 2001. The property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border. According to information contained in a feasibility study conducted by Cambior Inc. in 1997, the El Pachón deposit has an indicated resource estimated at 990 million tonnes grading 0.61% copper using a cut-off grade of 0.40%. Noranda's exploration focus is to identify higher grade resources within the known zone, and to identify any additional new porphyry systems. Exploration in 2002 consisted only of geological surveys and limited geophysical and regional geochemical surveys due to the ongoing banking and financial crisis in Argentina. Diamond drilling, geological mapping and reinterpretation of the resource model are planned in 2003.

  El Morro, Chile

        The El Morro property is located in Region III, 140 kilometres east of the port of Huasco at an elevation of 4,000 to 4,300 metres. The La Fortuna zone on the El Morro property contains an inferred mineral resource estimated at 466 million tonnes grading 0.61 percent copper and 0.50 grams per tonne gold at a copper cut-off of 0.4 percent copper. As a result of the 2002 drill program the inferred resource grew 14% compared to the 2001 total of 410 million tonnes at comparable grades.

        The estimate for the La Fortuna Zone has been determined in accordance with CIM Definitions on Mineral Resources and Mineral Reserves, and is summarized as follows:

	0.3% Copper Cut-off			0.4% Copper Cut-off			0.5% Copper Cut-off
	Tonnes (000's)	Copper (%)	Gold (g/mt)	Tonnes (000's)	Copper (%)	Gold (g/mt)	Tonnes (000's)	Copper (%)	Gold (g/mt)
Mixed	18,000	0.60	0.29	14,000	0.67	0.31	10,000	0.75	0.33
Supergene	104,000	0.67	0.33	89,000	0.72	0.36	75,000	0.77	0.38
Primary	468,000	0.53	0.50	363,000	0.58	0.54	255,000	0.64	0.58
Total	590,000	0.56	0.46	466,000	0.61	0.50	340,000	0.67	0.52

        Noranda has the right to earn a 70% interest in the El Morro property from Metallica Resources Inc. by completing work on the property totalling US$10 million by September 14, 2004, paying US$10 million in cash to Metallica Resources Inc. on or before September 14, 2005 and by subscribing for shares of Metallica

Resources Inc. Noranda has also completed an initial payment of US$300,000 to Metallica Resources Inc. If either party dilutes its interest in the property to 10% or less, their interest will convert to 2% net smelter royalty. Noranda subscribed for and purchased 918,563 shares of Metallica Resources Inc. at a price of Cdn$1.67 per share, thereby satisfying its share subscription obligation under the terms of the joint venture agreement between the two companies.

        Preliminary financial analysis of the new resource as part of Noranda's internal review process indicated that the deposit would not provide suitable economical returns under reasonably assumed conditions. The Company intends to maintain the property and satisfy its outstanding legal and environmental obligations.

  West Wall, Chile

        The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000 – 3,700 metres, and is being explored under a joint venture with Minera Anglo-American Chile. Noranda has the right to earn up to a 60% interest by completing prescribed work commitments, a cash payment of US$1 million and the completion of a feasibility study. A low grade porphyry resource was identified on the property in the 1980's by Minera Anglo-American Chile. Noranda has discovered a new porphyry system, referred to as the Lagunillas zone, located 3 kilometres southwest of the known low grade resource. Diamond drilling in 2002 indicates an accurate secondary enriched blanket of copper mineralization underlain by significant primary mineralization. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width. Additional drilling will be required to further test the potential of the discovery. Noranda has entered into an option agreement with BHP-Billiton on a group of mineral concessions favourably located adjacent to the joint venture property. These concessions have been incorporated into the joint venture.

  Frieda River, Papua New Guinea

        In January 2002, Noranda optioned three properties in Papua New Guinea from Highlands Pacific Ltd., an Australian company. The properties are located in northern Papua New Guinea and all have near-surface porphyry copper-gold mineralization. The priority target is the Frieda River Property located 80 kilometres east of the border with West Papua (Irian Jaya).

        The Frieda River property contains existing mineral resources in three separate porphyry deposits (Horse-Ivaal-Trukai, Koki and Nena). Highlands Pacific Ltd. has estimated the Horse-Ivaal-Trukai inferred resource at 125 MT at 0.88% copper and 0.515 grams of gold per tonne using a 0.7% copper cut-off grade. The Trukai porphyry zone which is an offset extension to the Horse-Ivaal resource has not been closed off by drilling. As part of a 1996 prefeasibility study, Highlands Pacific Ltd. estimated an inferred resource of 274 million tonnes of 0.4% copper and 0.3 grams per tonne gold, at a 0.2% copper cut-off grade for the Koki system and the Nena deposit is estimated to contain measured and indicated resources totalling 49.8 million tonnes at 2.2% copper and 0.6 grams of gold per tonne at a 0.5% copper cut-off grade.

        Noranda's agreement with Highlands Pacific Ltd. allows Noranda to earn a 72% interest in any or all of the properties by spending an aggregate of US$5 million over five years and completing a feasibility study on an elected property or properties. The 72% interest is subject to reduction if the Papua New Guinea government exercises its right to acquire a 30% interest in the project. During the option period, Noranda may acquire 72% of the Nena copper-gold deposit, which is located within the Frieda River Property, by paying US$10.8 million and completing a feasibility study.

        The 2002 diamond drill program consisted of six widely-spaced holes totalling 2,030 metres designed to test the mineralized systems in the Trukai porphyry.

  Perseverance Deposits, Quebec

        The Perseverance deposits are located close to Noranda's existing mine infrastructure in Matagami, Quebec. A feasibility study on the Perseverance and Equinox deposits has been completed under Noranda's internal review process. The Company has not yet taken a decision on the timing of any production.

        The Perseverance property is controlled under the terms of a joint venture agreement between Noranda and Société de Développement de la Baie James ("SDBJ"). Under the terms of the agreement, Noranda holds a

90% interest in the property and SDBJ has the right to participate to the extent of a 10% interest in the property after completion of a positive feasibility study or to convert its interest to a 2% net smelter royalty. Should SDBJ elect to participate, it will be required to fund its share of development costs. Should SDBJ convert its interest to a 2% net smelter royalty, Noranda will hold a 100% interest in the property and will have the option to reduce the royalty to a 1% net smelter royalty by making a payment of $1 million to SDBJ.

        A deep penetrating magneto-telluric geophysical survey was completed in the Perseverance area in late 2002. Preliminary results indicate at least two anomalies have been located.

  Andrew, Yukon

        In 2002, six holes were drilled at the Andrew zone as step outs on the 2001 program. Overall, results were negative. Due to the indications of the limited size of the zone and limited extent of the high grade portion of the zone, the project was terminated.

  Lady Loretta, Australia

        The Lady Loretta project is located north of Mount Isa, in Queensland, Australia. After completing a preliminary feasibility on the project, Noranda exercised its option to acquire a 75% interest in the Lady Loretta project in December, 2000 from its partner, BUKA Minerals Limited. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the Lady Annie part of the property, defined as the Lady Annie sublease. Development has been postponed until zinc markets improve.

  Falconbridge

        The Falconbridge exploration group is organized around four activities: exploration support for existing operations; project and business development support; world-wide "greenfield" exploration and project generation; and technical support, technology and mineral reserve/resource evaluation and reporting.

        The mandate of the Falconbridge exploration group is to add mineral reserves at the existing operations; add new low cost nickel and platinum group metal mineral reserves through exploration or acquisitions to enable Falconbridge to pursue profitable growth; ensure that technological advances in exploration methodology are used to improve efficiency; and conduct safe and environmentally responsible exploration.

        Exploration in support of existing operations in Canada is conducted from an office in Sudbury and at the Kidd Creek mine site and from a field office at the Raglan site. Greenfield exploration in North America is carried out from offices in Laval, Quebec. International greenfield exploration is conducted from Falconbridge's Toronto office and from offices in Brisbane, Australia, Belo Horizonte, Brazil and Pretoria, South Africa and from a field office in Abidjan, Côte d'Ivoire. Administration, accounting, legal and technical support is provided from Falconbridge's Toronto corporate office.

        At December 31, 2002, Falconbridge had a permanent exploration staff of 67, including 54 geologists and geophysicists.

        Falconbridge's exploration expenditures for the two years ended December 31, 2002 and its planned exploration expenditures for 2003 are as follows:

	2003 (Planned)	2002	2001
	($ millions)
Support of core operations in Canada	19	19	22
Exploration projects in Canada	4	5	5
Collahuasi	0	0	1
Exploration projects outside Canada	6	10	12

Total	29	34	40

  Sudbury Operations, Ontario

        The Sudbury area is one of the world's largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, Falconbridge has large property holdings covering favourable geology of the Sudbury Igneous Complex.

        Exploration programs conducted in 2001 and 2002 have resulted in the discovery of a new mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1600 metres. Surface drilling to-date has defined an inferred resource consisting of 6.3 million tonnes of 1.7% nickel, 3.4% copper, 2.2 grams per tonne platinum, 2.5 grams per tonne palladium and 1.5 grams per tonne gold. This project has entered the stage-gate process and a decision as to whether or not to proceed with an underground exploration program is expected to be made in 2003.

        In 2002, Falconbridge spent $11.9 million on exploration in support of the Sudbury operations and intends to spend $12.5 million in 2003. In addition, diamond drilling and other exploration was carried out on certain of Falconbridge's properties by option and joint venture partners, who also have exploration programs planned for 2003.

  Raglan, Quebec

        A reduced exploration program in 2002 resulted in the discovery of approximately 250,000 tonnes of nickel and copper mineral reserves in two individual lenses at Zone 2 and Katinniq. However, following a detailed recalculation, overall mineral reserves decreased by 561,000 tonnes in 2002 and, when combined with production losses, overall mineral reserves decreased by 1.4 million tonnes.

        The Corporation spent $2.6 million in 2002 in support of the Raglan operation and plans to spend $4.4 million in 2003.

  Kidd Creek Operations, Ontario

        Exploration in the Timmins region in support of the Kidd Creek operations focuses primarily on two areas: within the immediate area of the mine and in a 150 square kilometre area in the townships located north of Kidd Creek mine. In addition Falconbridge conducts copper-zinc exploration joint ventures with other companies and focuses on areas within 200 kilometres of Kidd Metallurgical's facilities.

        Falconbridge spent $2.7 million on its Timmins region exploration program in 2002 and intends to spend approximately $1.0 million in 2003. Regional exploration programs are supplemented by additional funds supplied through joint venture initiatives with other companies.

  Côte d'Ivoire, Africa

        Falconbridge is the operator of the joint venture with La Société pour le Développement Minier de la Côte d'Ivoire, the state mining company of the Côte d'Ivoire, encompassing four significant nickel/cobalt bearing laterite deposits (Sipilou North, Foungouesso, Moyango and Viala) and three other occurrences (Sipilou South, Yamatoulo and Touoba). Falconbridge has an 85% interest in the project.

        Exploration work has identified an indicated resource of 123.9 million tonnes of 1.57% nickel and 0.10% cobalt plus an inferred resource of 134.2 million tonnes of 1.39% nickel and 0.12% cobalt. Hydrometallurgical exploitation of the resources is potentially viable provided several key requirements can be satisfied, such as the development of a rail link to the coast.

        Following a coup d'état in December 1999, there has been a period of political turmoil in the Côte d'Ivoire that has included several changes in the composition of the cabinet, including three changes in the position of Minister of Mines and Energy. A civil war is presently being waged and the future political situation in the country continues to be uncertain.

  Koniambo Project, New Caledonia

        In 1998, Falconbridge entered into a joint venture agreement with Société Minière du Sud Pacifique S. A. and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of a 60,000 tonne per year nickel in ferronickel mining and smelting complex. The project is based on the Koniambo deposit located in the Northern Province of New Caledonia near the provincial capital of Kone. Falconbridge has a right to earn a 49% interest in the project.

        A work program leading to the production of a bankable feasibility study began in the fourth quarter of 1998. The prefeasibility study was completed by the second half of 2002 and is currently under review. Further geological drilling has been undertaken in order to delineate a minimum of 10 years of measured resources and 15 years of indicated resources at a 2.0% nickel cut-off grade. This drilling was completed in February 2003 and analysis of the new data is expected to be completed by May 2003. An environmental impact assessment is also expected to be issued by the end of the second quarter of 2003.

        In 2002, US$20.3 million was spent on the program, bringing the total expenditure to date to US$87.5 million. It is expected that work on the bankable feasibility study will begin in the second half of 2003 and be completed by mid-2004. Total project cost through to the completion of the bankable feasibility study is expected to be US$123 million.

  Montcalm Project, Ontario

        A feasibility study for the Montcalm nickel-copper property located near Timmins, Ontario is now underway and is tentatively scheduled for completion during the second quarter of 2003. The study is based on an indicated mineral resource of 7.0 million tonnes grading 1.36% nickel and 0.67% copper and an inferred mineral resource of 0.7 million tonnes grading 1.7% nickel and 0.70% copper. The Company believes that Montcalm has the potential to produce 5 million tonnes at a rate of 750,000 tonnes annually. The ore would be milled and concentrated at Kidd Creek Metallurgical, and could contribute up to 8,000 tonnes annually to nickel output from the Sudbury smelter.

        4.2   Principal Subsidiaries and Associates

        4.2.1 Falconbridge Limited

        Falconbridge, directly and through its subsidiaries and associated companies, is engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge is also engaged in the custom feed business through the processing and recycling of third-party materials. Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt, in addition to other metals such as silver, gold, platinum group metals, cadmium, indium and sulphuric acid. Falconbridge's mining and mineral processing facilities are located in Canada, Chile, Norway and the Dominican Republic.

        Of Falconbridge's total revenues in 2002 of $2,394 million (2001 – $2,138 million), 28% (2001 – 32%) were generated from sales to customers in the United States, 43% (2001 – 40%) from customers in Europe, 10% (2001 – 9%) from customers in Canada, and 19% (2001 – 19%) from customers in other countries. Nickel and ferronickel accounted for 42% of sales (2001 – 41%), copper for 41% (2001 – 37%), zinc for 8% (2001 – 10%), cobalt for 3% (2001 – 4%) and 6% (2001 – 8%) from other products.

        The Company believes that Falconbridge is the third-largest producer of refined nickel in the world. Approximately 32% of Falconbridge's combined nickel and ferronickel sales are used in the manufacture of stainless steel.

        The strategic focus of Falconbridge continues to be in nickel and copper. While this focus is narrow compared to some of its larger competitors, Falconbridge believes it is important to be a significant participant in two major businesses rather than a small player in a variety of sectors.

        At December 31, 2002, Falconbridge employed 6,457 people (2001 – 6,390) at its various locations around the world.

        The Company owned, directly and indirectly at December 31, 2002, approximately 59.5%, and public shareholders owned approximately 40.5%, of the outstanding common shares of Falconbridge.

  Exploration

        Falconbridge's exploration expenditures for 2002 totalled $34 million (2001 – $40 million). Total expenditures of $29 million are planned for exploration in 2003. Exploration is carried out from offices in the Canadian provinces of Quebec and Ontario, and internationally from offices in Brazil, Australia, the Ivory Coast and South Africa. At December 31, 2002, Falconbridge had a permanent exploration staff of 67, including 54 geologists and geophysicists.

  Technology

        Falconbridge participates in a number of exploration research projects designed to reduce the cost of mineral exploration. Projects include the areas of geophysics, geology, geochemistry and remote sensing.

        Falconbridge also has metallurgical technology facilities at the Sudbury smelter, the Nikkelverk refinery, the Kidd Metallurgical Division and Falcondo. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feed, to develop improved nickel, copper, cobalt and zinc products, and to develop environmentally sensitive production technologies. The primary focus of research at the Sudbury Technology Centre is on developing new technologies in hydrometallurgy and pyrometallurgy for both nickel laterites and sulphides. Pilot plant facilities for metallurgical testing are located at the Sudbury smelter, the Nikkelverk refinery, the Kidd Metallurgical Division and Falcondo.

        Expenditures on research and process development for the years ended December 31, 2002 and 2001 were $12.9 million and $16.9 million, respectively.

  Marketing and Sales

        Falconbridge's marketing and sales activities are conducted through three subsidiaries located in Pittsburgh, U.S., Brussels, Belgium and Tokyo, Japan. These operations market and sell nickel, ferronickel, cobalt and other products (including silver, gold and the platinum group metals) throughout the world. Sales and marketing support is provided from the corporate offices in Toronto.

        Falconbridge has an agreement with the Company whereby the Company acts as the sales agent for the products, other than sulphuric acid and indium, of the Kidd Metallurgical Division.

        4.2.2  Novicourt Inc.

        The Company owns a 62.13% interest in Novicourt Inc. ("Novicourt"), a publicly traded Quebec company. Novicourt's primary asset is a 45% direct interest in the Louvicourt copper/zinc mine located near Val-d'Or, Quebec. Novicourt also owns a 45% interest in the Louvaur Joint Venture, which carries out exploration on land surrounding the Louvicourt deposit. Exploration efforts on the Louvicourt and Louvaur properties in 2002 did not yield successful results.

        The Louvicourt mine maintained production at a rate of over 4,000 tonnes of ore per day in 2002. Copper production from the Louvicourt mine in 2002 was 13% lower than in 2001, mainly due to reduced ore production and lower copper ore grades averaging 3.1% (2001 – 3.4%). Copper production was 43,000 tonnes of accountable copper (2001 – 50,000 tonnes) and zinc production was 20,000 tonnes of contained zinc (2001 – 18,000 tonnes). Due to lower metal prices and lower production Novicourt's total net revenue in 2002 was $44.4 million, 4% below total net revenue of $46.3 million in 2001.

  Mineral Reserves and Resources

        The proven and probable mineral reserves represent portions of the measured and indicated resources that are economically viable after allowing for waste-rock dilution, for extraction losses and for historic mine-mill grade adjustment factors. The dilution estimate averages 12.7% based on assigning 10% to primary stopes and 13% to secondary stopes. Mine recovery of 95% is applied to all stopes except some pillars where recovery is expected to be lower. The mineral resources are estimated using a net smelter return cut-off of Cdn$38.00 per tonne. The assumed metal prices and exchange rate were zinc US$0.40 per lb., copper US$0.85 per lb., silver US$5.00 per troy ounce, gold US$300.00 per troy ounce and 1.51 Cdn$ for 1.00 US$.

        Proven and probable mineral reserves at December 31, 2002 totalled 2.6 million tonnes averaging 1.93% zinc, 2.97% copper, 25.4 grams of silver per tonne and 0.81 grams of gold per tonne. Approximately 1.4 million tonnes of proven mineral reserves were milled in 2002. At planned operating rates, the mineral reserves at the Louvicourt Mine will be depleted in 2005.

        Mineral reserve estimates were prepared by Bernard Salmon (P. Eng. Chief Geologist, Louvicourt Mine) and Denis Fleury (P. Eng, Chief Engineer, Louvicourt Mine) and are based on assays from diamond drilling and geological interpretation of drilling and underground mapping of development areas.

        4.2.3 American Racing Equipment, Inc.

        American Racing Equipment, Inc. ("ARE") is one of the largest after-market aluminum automotive wheel producers and distributors in the United States. Aluminum wheels are manufactured at two plants in the Los Angeles, California area and one small plant in Querétaro, Mexico. In 2002, 2,547,000 wheels were shipped by ARE (2,885,000 in 2001). Most of the aluminum automotive wheels distributed by ARE are produced under contracts with Chinese suppliers.

        ARE supplies the automotive after-market through a combination of company-owned and independent distribution outlets. ARE has a distribution network of 39 warehouses in North America and employs approximately 1,000 people. Management at ARE is focused on improving efficiency and reducing costs while maintaining high levels of quality and customer satisfaction. During 2002, operations were re-structured to focus on after-market wheels while gradually exiting the original equipment manufacturing business.

        4.2.4  Magnola Metallurgy Inc.

        In January 2003, Noranda announced its plans for an indefinite shutdown of its magnesium business, which is held by Magnola Metallurgy Inc., a company owned 80% by Noranda, in response to major structural changes which have taken place in the global magnesium industry. An after-tax charge of $630 million has been reflected in the Company's 2002 year-end financial results to reduce the carrying value of the magnesium project, as a result of the market conditions.

        In 1997 when the decision to proceed with the Magnola project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry. Since that time, the rapidly increasing, low-cost Chinese production, which now sells below the cash production costs of Western magnesium producers, has depressed prices.

        At the time of the announcement of the shutdown, there were approximately 380 employees located at the magnesium operations in Danville, Quebec.

        In 2003, a further $30 million after-tax charge related to costs incurred to shut down the plant has been recorded in the first quarter. After the shutdown, the book value of Noranda's magnesium business will be approximately $300 million.

        4.3    Statistical Tables

        The following table set out Noranda's mine, smelter and refinery production, as well as the Company's primary aluminum production for the three years ended December 31, 2002:

PRODUCTION VOLUMES

Mine Production – Metal in concentrate(1)

	Noranda's Average Beneficial Interest (%)	2002(2)	2001(2)	2000(2)
	(tonnes)
Copper
Kidd Creek	57.5	45,434	42,340	54,926
Sudbury Operations	57.5	31,050	22,858	20,990
Collahuasi	25.3	185,014	193,135	186,073
Lomas Bayas	57.5	59,304	24,702	–
Raglan	57.5	6,500	6,915	6,308
Antamina	33.75	111,599	27,148	–
Louvicourt	28.0	19,527	22,479	22,079
Other	100	16,174	17,166	13,819

Total		474,602	356,743	304,195

Noranda Inc.'s share		328,071	217,589	162,827

Zinc
Brunswick	100	277,417	303,881	264,720
Antamina	33.75	77,876	18,836	–
Kidd Creek	57.5	104,083	81,670	82,655
Louvicourt	28.0	9,004	8,049	8,205
Matagami	100	84,792	88,754	55,873
Other	100	–	8,101	25,014

Total		553,172	509,291	436,467

Noranda Inc.'s share		505,517	469,433	392,338

Nickel
Sudbury Operations	57.5	27,833	25,226	23,234
Raglan	57.5	24,636	24,570	23,089
Falcondo	49.0	23,303	21,662	27,830

Total		75,772	71,458	74,153

Noranda Inc.'s share		41,587	37,546	35,479

Cobalt
Sudbury Operations	57.5	690	630	667
Raglan	57.5	386	318	289

Total		1,076	948	956

Noranda Inc.'s share		619	521	485

Lead
Brunswick	100	76,177	83,127	71,342

Noranda Inc.'s share		76,177	83,127	71,342

Silver (000 ounces)
Brunswick	100	6,228	7,051	6,552
Kidd Creek	57.5	3,671	2,865	2,437
Antamina	33.75	2,439	686	–
Other	100	597	776	747

Total		12,935	11,378	9,736

Noranda Inc.'s share		11,273	9,966	8,406

Smelter and Refinery Production(1)

	Noranda's Average Beneficial Interest (%)	2002(2)	2001(2)	2000(2)
	(tonnes)
Copper smelted
Horne	100	147,020	188,145	182,352
Gaspé	100	29,612	108,673	115,531
Altonorte	100	147,059	145,991	148,258
Sudbury Operations	57.5	20,518	17,892	15,160
Kidd Creek	57.5	144,094	132,100	124,529

Total		488,303	592,801	585,830

Noranda Inc.'s share		418,326	525,305	516,963

Copper refined
CCR	100	244,252	323,023	313,412
Kidd Creek	57.5	146,526	127,824	122,987
Nikkelverk	57.5	30,632	26,722	25,307
Collahuasi	25.3	26,678	26,180	25,579
Lomas Bayas	57.5	59,304	24,702	–

Total		507,392	528,451	487,285

Noranda Inc.'s share		395,531	436,008	401,566

Zinc refined
CEZ(3)	100	86,984	265,525	263,722
Noranda Income Fund(3)	49.0	184,091	–	–
Kidd Creek	57.5	145,309	140,073	141,375

Total		416,384	405,598	405,097

Noranda Inc.'s share		260,672	342,565	335,399

Nickel smelted
Sudbury Operations	57.5	57,854	54,892	47,439

Noranda Inc.'s share		33,260	30,191	24,052

Nickel refined
Nikkelverk	57.5	68,530	68,221	58,679
Falcondo	49.0	23,303	21,662	27,830

Total		91,833	89,883	86,509

Noranda Inc.'s share		50,820	47,680	41,743

Cobalt smelted
Sudbury Operations	57.5	1,955	1,788	1,792

Noranda Inc.'s share		1,124	983	909

Cobalt refined
Nikkelverk	57.5	3,994	3,314	3,431

Noranda Inc.'s share		2,296	1,823	1,740

Lead refined
Brunswick	100	90,167	98,868	104,000

Noranda Inc.'s share		90,167	98,868	104,000

Aluminum
Primary operations	100	236,459	220,234	220,031

Noranda Inc.'s share		236,459	220,234	220,031

Silver refined (000 ounces)
CCR Refinery	100	40,439	42,943	44,387

Noranda Inc.'s share		40,439	42,943	44,387

Gold refined (000 ounces)
CCR Refinery	100	1,030	1,236	1,122

Noranda Inc.'s share		1,030	1,236	1,122

(1)
All production figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Louvicourt, which represents Novicourt's 45% joint-venture interest, and Antamina which represents Noranda's 33.75% joint-venture interest.

(2)
Noranda's average beneficial interest in Falconbridge was 57.5% in 2002, 55.0% in 2001 and 50.7% in 2000. The average beneficial interest in Louvicourt was 62.1% in 2002, 61.4% in 2001 and 58.8% in 2000.

(3)
The Company sold the CEZ refinery to the Noranda Income Fund in May 2002. It currently owns 49.0% of the Noranda Income Fund's outstanding units.

        The following tables present Noranda's metal sales and concentrate sales, as well as average realized prices for the three years ended December 31, 2002.

SALES VOLUMES AND REALIZED PRICES

Metal Sales – payable metal(1)

	Noranda's Beneficial Interest (%)	2002(2)	2001(2)	2000(2)
	(tonnes)
Copper
CCR	100	271,150	331,592	366,733
Kidd Creek	57.5	110,575	105,143	96,630
INO(4)	57.5	54,495	34,514	43,538
Collahuasi	25.3	45,496	37,476	20,533
Lomas Bayas	57.5	60,265	27,415	–

Total		541,981	536,140	527,434

Noranda Inc.'s share		426,851	294,877	267,409

Zinc
Kidd Creek	57.5	145,411	141,671	138,125
CEZ(5)	100.0	85,383	260,196	264,416
Noranda Income Fund(5)	49.0	187,569	–	–

Total		418,363	401,867	402,541

Noranda Inc.'s share		260,832	338,115	334,445

Nickel
INO(4)	57.5	71,153	65,239	61,879

Noranda Inc.'s share		40,906	35,881	31,373

Ferronickel
Falcondo	49.0	21,446	24,572	28,218

Noranda Inc.'s share		12,329	13,515	14,307

Cobalt
Nikkelverk	57.5	2,932	2,316	2,614

Noranda Inc.'s share		1,686	1,274	1,325

Aluminum
Primary operations	100	242,289	223,105	224,828

Noranda Inc.'s share		242,289	223,105	224,828

Fabricated aluminum
Norandal	100	127,911	112,430	113,579

Noranda Inc.'s share		127,911	112,430	113,579

Aluminum wheels (000 units)
American Racing Equipment	100	2,547	2,885	3,548

Noranda Inc.'s share		2,547	2,885	3,548

Lead
Brunswick	100	90,896	99,535	104,208

Noranda Inc.'s share		90,896	99,535	104,208

Gold (000 ounces)
CCR	100	953	1,128	966

Noranda Inc.'s share		953	1,128	966

Silver (000 ounces)
CCR	100	41,210	41,291	44,860

Noranda Inc.'s share		41,210	41,291	44,860

Payable Metal in Concentrate(1)

	Noranda's Beneficial Interest (%)	2002(2)	2001(2)	2000(2)
	(tonnes)
Copper
Collahuasi(3)	25.3	142,028	154,382	177,126
Kidd	57.5	–	–	8,959
Antamina(3)	33.75	113,806	28,739	–

Total		255,834	183,121	186,085

Noranda Inc.'s share		195,458	113,649	94,345

Zinc
Antamina(3)	33.75	71,632	8,983	–
Kidd	57.5	3,007	–	99
Brunswick	100	210,487	175,609	97,205
Matagami	100	46,463	16,884	5,853

Total		331,589	201,476	103,157

Noranda Inc.'s share		330,311	201,476	103,108

Silver (000's ounces)
Antamina	33.75	2,210	596	–

Noranda Inc.'s share		2,210	596	–
Average Realized Prices – ($US per pound, except as noted)
Copper		0.74	0.73	0.83
Copper – Falconbridge		0.72	0.70	0.84
Zinc		0.40	0.45	0.57
Zinc – Falconbridge		0.39	0.44	0.55
Nickel		3.14	2.79	4.09
Ferronickel		3.16	2.85	3.98
Aluminum		0.65	0.70	0.75
Lead		0.23	0.25	0.24
Gold – (US$ per ounce)		308.00	272.11	279.95
Silver – (US$ per ounce)		4.60	4.40	5.01
Silver – Falconbridge – (US$ per ounce)		4.61	4.39	5.03
Exchange Rate (US$1 = Cdn$1)		1.57	1.55	1.49

(1)
All sales figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint venture interest and Antamina, which represents Noranda's 33.75% joint-venture interest.

(2)
Noranda's average beneficial interest in Falconbridge was 57.5% in 2002, 55.0% in 2001 and 50.7% in 2000. The average beneficial interest in Novicourt was 62.1% in 2002, 61.4% in 2001 and 58.8% in 2000.

(3)
Sales figures include sales to Noranda Group of Companies.

(4)
Comprised of Falconbridge's mines and plants in Sudbury and Raglan in Canada, a refinery in Nikkelverk in Norway and a significant custom feed business.

(5)
Noranda sold the CEZ zinc refinery to the Noranda Income Fund in May 2002. It currently owns 49.0% of the Noranda Income Fund's outstanding units.

MINERAL RESERVES AND RESOURCES

        Unless otherwise indicated, all estimates of mineral reserves and mineral resources:

1.
have been estimated in accordance with the Standards on Mineral Resources and Reserves Definitions and Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Definitions") as adopted by the Canadian Securities Administrators in NI 43-101.

2.
were prepared, supervised or verified by Chester Moore who is Noranda's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with 30 years experience as a geologist and is a qualified person as defined in NI 43-101.

        Mineral resources which are not reserves do not have demonstrated economic viability.

Mineral Reserves(1),(2),(3)

				Grade
	Noranda Inc.'s beneficial Interest (%)		Dec. 31, 2002 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.
Copper Deposits
Antamina(4)	33.8	Proven	287,000	1.28	1.04	–	–	14.2	–	0.03
	33.8	Probable	243,000	1.15	0.97	–	–	13.1	–	0.03

		Total	530,000	1.22	1.01	–	–	13.7	–	0.03

Zinc Deposits
Brunswick Mine(5)	100	Proven	18,710	0.37	9.10	–	3.63	107.8	–	–
	100	Probable	2,349	0.22	9.24	–	3.70	87.6	–	–

		Total	21,059	0.36	9.12	–	3.64	105.6	–	–

Bell-Allard Mine	100	Proven	1,173	1.21	12.76	–	0.11	38.3	0.57	–
	100	Probable	329	1.05	19.94	–	0.11	40.6	0.35	–

		Total	1,502	1.17	14.33	–	0.11	38.8	0.52	–

Novicourt Inc.
Louvicourt(6)	28.0	Proven	2,600	3.00	1.87	–	–	25.2	0.81	–
	28.0	Probable	29	0.14	7.15	–	–	38.6	0.82	–

		Total	2,629	2.97	1.93	–	–	25.4	0.81	–

Falconbridge Limited(7)
Nickel Deposits
Sudbury	59.5	Proven	7,914	1.36	–	1.45	–	–	–	–
	59.5	Probable	9,212	1.21	–	1.22	–	–	–	–

		Total	17,126	1.28	–	1.33	–	–	–	–

Raglan	59.5	Proven	6,691	0.81	–	3.04	–	–	–	–
	59.5	Probable	11,418	0.78	–	2.78	–	–	–	–

		Total	18,109	0.79	–	2.88	–	–	–	–

Falcondo	50.8	Proven	52,484	–	–	1.19	–	–	–	–
	50.8	Probable	11,636	–	–	0.96	–	–	–	–

		Total	64,120	–	–	1.15	–	–	–	–

Copper Deposits
Kidd Creek(8)	59.5	Proven	13,409	2.01	5.77	–	0.25	76.0	–	–
	59.5	Probable	10,285	2.25	6.98	–	0.19	54.0	–	–

		Total	23,694	2.11	6.30	–	0.22	66.0	–	–

Lomas Bayas	59.5	Proven	77,914	0.37	–	–	–	–	–	–
	59.5	Probable	319,435	0.31	–	–	–	–	–	–

		Total	397,349	0.32	–	–	–	–	–	–

Collahuasi(8)	26.2	Proven	310,254	1.02	–	–	–	–	–	–
	26.2	Probable	1,528,494	0.90	–	–	–	–	–	–

		Total	1,838,748	0.92	–	–	–	–	–	–

(1)
The mineral reserves were prepared using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation.

(2)
The mineral reserves are shown on a 100% basis.

(3)
There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.

(4)
Estimates used the following metal prices: copper US$0.90/lb, zinc US$0.50/lb, molybdenum US$3.25/lb, and silver US$5.00/oz.

(5)
Estimates used the following metal prices: zinc US$0.44/lb, copper US$0.90/lb, lead US$0.26/lb, and silver US$5.25/oz.

(6)
The Louvicourt mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.

(7)
Long term metal prices used for estimates are: nickel US$3.25/lb, copper US$0.90/lb, zinc US$0.50/lb. Exchange rate of CDN$1.50 to US$1.00.

(8)
The mineral reserves and resources have been estimated and provided by the operator of the joint venture based on a copper price of $US0.95. The mineral reserves and resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). These estimates have been restated to conform to the CIM mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.

Mineral Resources(1) (in addition to Mineral Reserves)

				Grade
	Noranda Inc.'s beneficial interest (%)	Category	Dec. 31, 2002 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.
Copper Deposits
Antamina	33.8	Measured	25,000	0.50	0.20	–	–	5	–	0.03
		Indicated	35,000	0.47	0.29	–	–	6	–	0.03

		Total	60,000	0.48	0.25	–	–	5	–	0.03

		Inferred	33,000	0.78	0.99	–	–	13	–	0.02

Zinc Deposits
Brunswick Mine	100	Measured	1,190	0.18	8.38	–	3.21	76	–	–
		Indicated	1,792	0.45	8.89	–	3.43	108	–	–

		Total	2,982	0.34	8.69	–	3.34	95	–	–

Falconbridge Limited
Nickel Deposits
Sudbury Operations	59.5	Measured	85	1.27	–	2.38	–	–	–	–
		Indicated	16,748	1.10	–	2.38	–	–	–	–

		Total	16,833	1.10	–	2.38	–	–	–	–

		Inferred	22,100	2.39	–	1.77	–	–	–	–

Raglan	59.5	Measured	289	0.41	–	1.62	–	–	–	–
		Indicated	2,587	0.76	–	1.98	–	–	–	–

		Total	2,876	0.72	–	1.95	–	–	–	–

		Inferred	3,400	0.87	–	2.74	–	–	–	–

Falcondo	50.8	Measured	–	–	–	–	–	–	–	–
		Indicated	13,840	–	–	1.53	–	–	–	–

		Total	13,840	–	–	1.53	–	–	–	–

		Inferred	6,400	–	–	1.41	–	–	–	–

Copper Deposits
Kidd Creek Operations	59.5	Measured	–	–	–	–	–	–	–	–
		Indicated	100	2.96	6.79	–	0.12	50	–	–

		Total	100	2.96	6.79	–	0.12	50	–	–

		Inferred	14,100	3.36	4.90	–	0.30	91	–	–

Lomas Bayas	59.5	Measured	13,754	0.27	–	–	–	–	–	–
		Indicated	157,607	0.27	–	–	–	–	–	–

		Total	171,361	0.27	–	–	–	–	–	–

		Inferred	73,400	0.28	–	–	–	–	–	–

Collahuasi	26.2	Measured	48,205	0.57	–	–	–	–	–	–
		Indicated	429,766	0.63	–	–	–	–	–	–

		Total	477,971	0.63	–	–	–	–	–	–

		Inferred	1,840,000	0.72	–	–	–	–	–	–

(1)
The mineral resources are shown on a 100% basis.

        The reconciliation of mineral reserves at each of the mines as at December 31, 2001 to December 31, 2002 are as follows:

RECONCILIATION OF MINERAL RESERVES(1),(2)

		Noranda Inc.'s beneficial interest (%)	December 31, 2001 (000 mt)	Ore treated in 2002 (000 mt)	Additions/revisions (000 mt)	December 31, 2002 (000 mt)
Copper
Antamina	Proven	33.8	305,300	(26,700)	8,400	287,000
	Probable	33.8	247,100	—	(4,100)	243,000
Collahuasi	Proven	26.2	321,508	(22,097)	10,843	310,254
	Probable	26.2	1,546,150	(8,593)	(9,063)	1,528,494
Lomas Bayas	Proven	59.5	90,904	(8,556)	(4,434)	77,914
	Probable	59.5	354,659	(14,986)	(20,238)	319,435
Kidd Creek	Proven	59.5	14,697	(2,202)	914	13,409
	Probable	59.5	10,285	–	–	10,285
Louvicourt	Proven	28.0	3,969	(1,485)	116	2,600
	Probable	28.0	102	–	(73)	29

Nickel
Sudbury	Proven	59.5	9,906	(2,076)	84	7,914
	Probable	59.5	7,113	(76)	2,175	9,212
Raglan	Proven	59.5	7,136	(869)	424	6,691
	Probable	59.5	12,404	–	(986)	11,418
Falcondo	Proven	50.8	48,982	(3,041)	6,543	52,484
	Probable	50.8	11,716	–	(80)	11,636

Zinc
Brunswick	Proven	100.0	23,481	(3,493)	(1,278)	18,710
	Probable	100.0	1,949	–	400	2,349
Bell-Allard	Proven	100.0	1,853	(664)	(16)	1,173
	Probable	100.0	317	(5)	17	329

Magnesium	Magnola(3)
	Probable	80.0	57,520	(153)	(57,367)	–

(1)
The mineral reserves are shown on a 100% basis.

(2)
The mineral reserves were prepared in accordance with the "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines", adopted by the CIM Council on August 20, 2000.

(3)
Operations have been suspended for an indefinite period of time.

        The following table sets out the Company's share of the amount of metals and minerals contained in Noranda's mineral reserves:

Metal Contained in Reserves(1) – Noranda Inc.'s Share

		Tonnes (000)					Ounces*
		Copper	Zinc	Nickel	Lead	Molybdenum	Silver (millions)	Gold (000)
Wholly-owned
Zinc Deposits	Brunswick	75	1,920	–	766	–	71	–
	Bell-Allard	18	215	–	2	–	2	25

	Sub-Total Proven & Probable	93	2,135	–	768	–	73	25

Divided Interest
Copper Deposits	Antamina (33.75%)	2,183	1,803	–	–	52	79	–
	Louvicourt (28.0%)	22	14	–	–	–	1	19

	Sub-Total Proven & Probable	2,205	1,817	–	–	52	80	19

Falconbridge
Nickel Deposits	Sudbury (59.5%)	130	–	135	–	–	–	–
	Raglan (59.5%)	85	–	310	–	–	–	–
	Falcondo (50.8%)	–	–	372	–	–	–	–
Copper Deposits	Collahuasi (26.2%)	4,433	–	–	–	–	–	–
	Lomas Bayas (59.5%)	762	–	–	–	–	–	–
	Kidd Creek (59.5%)	298	887	–	32	–	30	–

	Sub-Total Proven & Probable	5,708	887	817	32	–	30	–

Totals – Noranda Inc.'s share
Proven & Probable		8,006	4,839	817	800	52	183	44

*  Troy ounce.

(1)
Calculated from the mineral reserves contained in the table entitled "Mineral Reserves and Resources" in this Item 4.3.

Exploration & Advanced Projects(1)

			Grade
	Noranda Inc.'s beneficial interest (%)	Resource/Reserve Category	Tonnes (millions)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (gm/mt)	Gold (gm/mt)	Molybdenum (%)	Cobalt (%)
Noranda Inc.
Zinc Deposits
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	–	–	30	0.38	–	–
		Indicated	0.76	1.03	13.68	–	–	27	0.34	–	–

		Total	5.12	1.24	15.82	–	–	29	0.38	–	–

Lady Loretta, Australia(2)	75.0	Measured	8.5	–	15.6	–	5.9	95	–	–	–
	75.0	Indicated	3.1	–	17.5	–	5.2	94	–	–	–

		Total	11.6	–	16.1	–	5.7	95	–	–	–

		Inferred	0.1	–	13.7	–	3.5	84	–	–	–
Copper Deposits
El Pachón, Argentina(3)	100.0	Indicated	990.0	0.61	–	–	–	2.4	0.02	0.01	–
El Morro, Chile(3)	70.0	Inferred	466.0	0.61	–	–	–	–	0.50	–	–
El Pilar, Mexico	100.0	Inferred	139.0	0.37	–	–	–	–	–	–	–
Frieda River, Papua New Guinea(3),(4)	72.0
Horse/Ivaal/Trukai(5)		Indicated	580.0	0.50	–	–	–	–	0.30	–	–
		Inferred	138.0	0.50	–	–	–	–	0.30	–	–
Koki		Inferred	274.0	0.40	–	–	–	–	0.30	–	–
Nena		Proven	42.2	2.30	–	–	–	–	0.60	–	–
		Probable	7.6	1.70	–	–	–	–	0.60	–	–

		Total	49.8	2.21	–	–	–	–	0.60	–	–

		Inferred	1.2	1.80	–	–	–	–	0.40

Falconbridge Limited
Nickel Deposits
Nickel Rim South, Ontario(6)	59.5	Inferred	6.3	3.4	–	1.7	–	14	1.5	–	0.03
Onaping Depth, Ontario(5)	59.5	Indicated	14.6	1.15	–	2.52	–	–	–	–	0.06
		Inferred	1.2	1.2	–	3.6	–	–	–	–	0.07
Montcalm, Ontario	59.5	Indicated	7.0	0.67	–	1.36	–	–	–	–	0.06
		Inferred	0.7	0.70	–	1.7	–	–	–	–	0.07
Ivory Coast, West Africa	50.6	Indicated	123.9	–	–	1.57	–	–	–	–	0.10
		Inferred	134.0	–	–	1.4	–	–	–	–	0.12
Koniambo, New Caledonia(5)	29.1	Measured	2.2	–	–	2.20	–	–	–	–	0.05
		Indicated	118.8	–	–	2.15	–	–	–	–	0.06

		Total	121.0	–	–	2.15	–	–	–	–	0.06

		Inferred	190.0	–	–	2.1	–	–	–	–	0.08
Copper Deposits
Mine D, Ontario(7)	59.5	Inferred	14.1	3.40	4.90	–	–	–	–	–	–
Fortuna de Cobre, Chile(8)	59.5	Measured	61.0	0.35	–	–	–	–	–	–	–
		Indicated	206.0	0.31	–	–	–	–	–	–	–

		Total	267.0	0.32	–	–	–	–	–	–	–

		Inferred	127.0	0.26	–	–	–	–	–	–	–

(1)
The mineral resources/reserves are shown on a 100% basis.

(2)
The mineral resources were estimated and classified using the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code) which are comparable to the CIM Definitions. These estimates would not have been materially different if made using the CIM Definitions.

(3)
Subject to fulfillment of certain conditions.

(4)
Mineral reserves and resources estimated by Highlands Pacific Limited.

(5)
Cut-off grade changed from 2.0% nickel to 1.5% nickel in 2002.

(6)
Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table in this Item 4.3.

(7)
Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table in this Item 4.3.

(8)
Option to purchase.

        4.4    Environment

        By their nature, our activities have the potential to adversely affect the environment. At December 31, 2002, we had provided approximately $372 million in our accounts for future site restoration and closure costs at our operations, including $101 million provided in 2002.

        4.5    Technology

        Noranda is involved in the development, acquisition and application of technologies to improve the performance of its mining and metallurgical businesses and create opportunities for business growth. The Noranda Technology Centre, located in Pointe-Claire, Quebec, has been the Company's main research and development facility. In late 2002, a process was started to integrate the activities of the technology groups of Noranda (Pointe-Claire Quebec) and Falconbridge (Sudbury, Ontario) and allow them to benefit from all available synergies. The primary technology site will be located in the Falconbridge technology facility in Sudbury with a focus on the needs of the Nickel and the Copper business units. Additional research and development support will be moved to the operating sites of Noranda and Falconbridge. Other business units will receive support on an as needed basis. The site at Pointe-Claire will be closed down by the end of 2003.

        Expenditures by Noranda on research and process development for the two years ended December 31, 2002 and 2001 were $8 million and $20 million, respectively. Including expenditures made by Falconbridge, the investment in research and technology made by both companies in 2002 was $21 million and $37 million in 2001.

        4.6   Labour Relations

        In 2002, we signed collective agreements in respect of the following operations:

  Two-year agreement:

  •
  Nikkelverk (Falconbridge)

  Three-year agreements:

  •
  Matagami Division

  •
  Norandal's Newport Rolling Mill

  •
  Kidd Metallurgical Division (Falconbridge)

  •
  Falcondo Operations (Falconbridge)

  Four-year agreement:

  •
  Raglan Operations (Falconbridge)

  Five-year agreement:

  •
  New Madrid primary reduction plant

        Subsequent to December 31, 2002, we signed collective agreements in respect of the following operations:

  One-year agreement:

  •
  Micro Metallics Corporation's Roseville plant

  Three-year agreements:

  •
  General Smelting of Canada foundry

  •
  Brunswick mine

  •
  Brunswick lead smelter

  •
  Lomas Bayas

        On May 7, 2003, we announced that unionized employees at our Horne smelter had voted in favour of accepting the terms of a new three-year collective agreement.

        Collective bargaining agreements for the following operations are scheduled to expire in 2003 in the months indicated:

  •
  Brunswick bulk handling facility – March 2003

  •
  Norandal's Salisbury, North Carolina Plant – November 2003

  •
  Altonorte Smelter – December 2003

        4.7    Legal Proceedings

        The United States Department of Justice has convened a grand jury to investigate possible criminal antitrust violations by Noranda, Falconbridge and other sulphuric acid producers in the United States. To the Company's knowledge, no decision has been made by the Department of Justice as to whether it will bring charges or close the investigation. In addition, several federal and state class action suits have been filed in the United States alleging antitrust violations in connection with the sale of sulphuric acid in the United States by Noranda, Falconbridge and NorFalco LLC. The complaints allege that Noranda, Falconbridge and NorFalco LLC conspired with certain alleged co-conspirators to fix the price of sulphuric acid in the United States. In each action, the plaintiffs claim prices for sulphuric acid were artificially inflated and therefore the plaintiffs paid more than they otherwise would have paid for sulphuric acid in the absence of the alleged price fixing conspiracy. Each complaint seeks unspecified treble damages, attorney fees and costs. Noranda denies engaging in any such conspiracy and has asserted that its actions relating to the sale of sulphuric acid during the period in question were lawful. Noranda intends to vigorously defend these actions.

5.     FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this Annual Information Form constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, and Section 27A of the United States Securities Act of 1933. Such statements represent the Company's internal projections, expectations or belief concerning, among other things, future operating results and various components thereof, or the Company's future economic performance.

        The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity metal prices, foreign currency risks, fluctuations in copper treatment and refining fees, supply and demand in the market for sulphuric acid, risks inherent in the Company's procurement of raw materials, changes in production and processing technology, imprecision in estimating the timing, costs and levels of production associated with mining properties, uninsurable risks inherent in the mining business, the Company's ability to replace and expand mineral reserves, imprecision of mineral reserves and recovery estimates, political and economic conditions in the countries in which the Company operates, changes in Canadian and foreign laws and regulations, the Company's ability to maintain good relations with its employees, general economic and business conditions, and such other risks and uncertainties described from time to time in the Company's reports and filings with the Canadian securities authorities. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those predicted.

6.     SELECTED FINANCIAL INFORMATION

        The following selected financial information should be read in conjunction with our consolidated financial statements, including the notes thereto. We refer you to the information contained in the "Auditors' report, Consolidated financial statements and Notes to financial statements" sections on pages 30 through 60 inclusive of the Noranda Inc. Annual Report 2002, which information is incorporated into this annual information form by reference.

	Year Ended December 31
	2002	2001	2000
	($ millions)
Revenues	$6,090	$6,152	$6,957
Operating income before depreciation and restructuring costs	789	541	1,226
Net earnings (loss)	(700)	(92)	293
Total assets	11,377	12,141	11,824
Total long-term debt (excluding current portion and liability element of convertible debentures)	4,733	4,368	3,781
Minority interests	1,136	1,220	1,266
Liability element of convertible debentures	29	35	40
Preferred shares	300	300	300
Total long-term debt (excluding current portion and liability element of convertible debentures) and preferred shares	5,033	4,668	4,081
Total shareholders' equity	2,928	3,797	4,094
Total minority interest, convertible subordinated debentures and shareholder's equity	4,093	5,052	5,400

EARNINGS (LOSS) PER COMMON SHARE
Basic	$(3.02)	$(0.47)	$1.14
Diluted	(3.02)	(0.47)	1.13
DIVIDENDS
Per common share	0.80	0.80	0.80
Per preferred share
Series F	1.04	1.36	1.45
Series G	1.53	0.25	–

        The price trends for Noranda's principal products are shown in the following table. The prices represent published market prices and are not necessarily indicative of the actual amounts received by Noranda:

AVERAGE PRICES

	2002	2001	2000
Zinc (US¢/lb) LME cash	0.35	0.40	0.51
Copper (US¢/lb) LME cash	0.71	0.72	0.82
Aluminum (US¢/lb) LME cash	0.61	0.66	0.70
Silver (US$/oz) London Fix	4.60	4.37	4.95
Nickel (US$/lb) LME cash	3.07	2.70	3.92
Lead (US¢/lb) LME cash	0.21	0.22	0.21

US $1.00 – Cdn $	1.57	1.55	1.49

        Noranda's consolidated results for each of the last eight quarterly periods were as follows:

QUARTERLY CONSOLIDATED RESULTS
($ millions, except for earnings per share)

	Revenues	Operating income before depreciation and restructuring costs	Earnings (loss)	Earnings (loss) per Common Share Basic and Diluted
2002
For the Year ended December 31	$6,090	$789	$(700)	$(3.02)
4th quarter	1,399	243	(673)	(2.84)
3rd quarter	1,388	97	(70)	(0.32)
2nd quarter	1,668	235	42	0.16
1st quarter	1,635	214	1	(0.02)
2001
For the Year ended December 31	$6,152	$541	$(92)	$(0.47)
4th quarter	1,436	134	(84)	(0.37)
3rd quarter	1,457	89	(60)	(0.27)
2nd quarter	1,647	163	28	0.09
1st quarter	1,612	155	24	0.08

7.     DIVIDEND POLICY

        We have a policy of paying quarterly dividends on our outstanding common shares. This policy is reviewed from time to time based upon and subject to our earnings, financial requirements and general economic circumstances.

        The annual dividend rate on our common shares has been set by the Board of Directors at $0.80 per common share.

        Any determination to declare a dividend on our common shares will be made by the Board of Directors in its discretion.

8.     MANAGEMENT'S DISCUSSION AND ANALYSIS

        We refer you to the information contained in the "Management's Discussion and Analysis" section on pages 13 through 28 inclusive of the Noranda Inc. Annual Report 2002, which information is incorporated into this Annual Information Form by reference.

9.     MARKET FOR SECURITIES

        Our common shares are listed and posted for trading on the Toronto Stock Exchange and on The New York Stock Exchange (trading symbol "NRD"). Our Series F Preferred Shares, Series G Preferred Shares and Series H Preferred Shares are listed and posted for trading on the Toronto Stock Exchange.

10.   DIRECTORS AND OFFICERS

        10.1 Directors

        The names, committee memberships (as at the date hereof), municipalities of residence, principal occupations within the five preceding years and periods of service of our directors as directors of the Company are as follows:

Name (Committee Memberships) and Municipality of Residence	Principal Occupation	Director since
Alex G. Balogh(3) Oakville, Ontario	Corporate Director; a non-executive Deputy Chairman, Noranda Inc. since July 1997; executive Deputy Chairman, Noranda Inc. prior thereto. Chairman of Falconbridge Limited, a Noranda Inc. subsidiary, since June 1994	1994
André Bérard, O.C.(1, 4) Verdun, Quebec	Chairman of the Board, National Bank of Canada (Banking) since March 2002; Chairman of the Board and Chief Executive Officer prior thereto	1990
Jack L. Cockwell(4) Toronto, Ontario	Group Chairman, Brascan (Real estate, financial services and power generation Company, with investments in the resource sector) since February 2002; President and Chief Executive Officer from August 1997 to February 2002; President and Chief Executive Officer, Brascan Limited prior thereto	1981
V. Maureen Kempston Darkes, O.C., O.O.(2) Miami, Florida U.S.A.	GM Group Vice-President and President Latin America, Africa, Mid-East Operations, General Motors Corporation (International motor vehicle manufacturer) since January 2002; President and General Manager, General Motors of Canada Limited prior thereto	1998
The Honourable J. Trevor Eyton, O.C., Q.C.(4) Cheltenham, Ontario	Director of Brascan since February 2000; Chairman, Group Advisory Board, Brascan from April 1999 to February 2000; Senior Group Chairman, Brascan from August 1997 to April 1999; Chairman, Brascan Limited prior thereto; and Member of the Senate of Canada	1981
J. Bruce Flatt(3) Toronto, Ontario	President and Chief Executive Officer, Brascan since February 2002; President and Chief Executive Officer, Brookfield Properties Corporation (Commercial property company) from April 2000 to February 2002; President and Chief Operating Officer, Brookfield Properties Corporation prior thereto	2001

A.L. (Al) Flood, C.M.(1, 4) Thornhill, Ontario	Retired Chairman, and Chief Executive Officer, Canadian Imperial Bank of Commerce (Banking) from 1999 to 2000; Chairman and Chief Executive Officer prior thereto	1999
Norman R. Gish(2, 4) Calgary, Alberta	President, Gish Consulting Inc. (Pipeline, energy and international marketing advisory services) since April 2001; Chairman and Chief Executive Officer, Alliance Pipeline Ltd. (Natural gas transmission) from January 2001 to March 2001; Chairman, President and Chief Executive Officer from October 1999 to December 2000; Chairman prior thereto	2001
Robert J. Harding, F.C.A.(2, 4) Toronto, Ontario	Chairman, Brascan since August 1997, a non-executive Deputy Chairman, Noranda Inc. from October 2001 to October 2002, and a non-executive Deputy Chairman of Falconbridge Limited since February 2002; a non-executive Chairman, Noranda Inc. from October 1998 to September 2001; President and Chief Executive Officer, Brascan Limited prior to August 1997	1995
David W. Kerr Toronto, Ontario	Chairman, Noranda; Director of Falconbridge Limited; Chairman of the Board and Chief Executive Officer, Noranda Inc. prior to 2001; President and Chief Executive Officer, Noranda from November 1997 to September 2001; Chairman and Chief Executive Officer prior thereto	1987
James W. McCutcheon, Q.C.(2, 3) Toronto, Ontario	Counsel, McCarthy Tétrault LLP (Law firm)	1993
The Honourable Frank J. McKenna, P.C., Q.C.(1, 2)(5) Cap-Pelé, New Brunswick	Counsel, McInnes Cooper (Law firm) since January 1998; Premier of the Province of New Brunswick prior to October 1997	1998
George E. Myhal(1) Toronto, Ontario	President and Chief Executive Officer, Brascan Financial Corporation (Financial services)	1999
Derek Pannell(3) Toronto, Ontario	President and Chief Executive Officer, Noranda; Deputy Chairman of Falconbridge Limited	2002

(1)
Member of the Audit Committee

(2)
Member of the Board Governance Committee

(3)
Member of the Environment, Safety & Health Committee

(4)
Member of the Nominating & Human Resources Committee

(5)
Designated by the Board of Directors as its "Independent Board Leader"

        The term of office of each director will expire at the next annual meeting of our common shareholders.

        10.2  Officers

        The names, municipalities of residence and positions of our officers are set out below. For those of our officers who have not held management or senior positions with us or associated companies for the past five years, the principal occupations of such persons during the past five years are also set out below.

Name and Municipality of Residence	Position
David W. Kerr Toronto, Ontario	Chairman, Noranda Inc.
Alex G. Balogh Oakville, Ontario	Deputy Chairman, Noranda Inc.
Derek G. Pannell Toronto, Ontario	President and Chief Executive Officer, Noranda Inc.; Deputy Chairman of Falconbridge Limited.
Bill Brooks Franklin, TN	President, Noranda Aluminum since August 1998; Prior thereto President Norandal, USA Inc.; President, Primary Operations.
M. Brent Chertow Newmarket, Ontario	President, Canadian Copper and Recycling, Noranda Inc. since August, 2002; Senior Vice-President, Canadian Copper and Recycling of Noranda Inc. from April 2002 to August, 2002; Vice-President, Metallurgical Plant Operations from September 2001 to April 2002; Vice-President and General Manager, Sudbury Smelter Complex of Falconbridge Limited from February 2000 to September 2001 and Vice-President and General Manager, Kidd Metallurgical Division prior thereto.
George R. Jones Toronto, Ontario	President, Zinc since August, 2002
Fernando E. Porcile Santiago, Chile	President, Copper effective September, 2002; Senior Vice-President, Copper from April 2002 to September 2002 Vice-President, Project Development of BHPBilliton Base metals from August 2001 to March 2002; President of Compañia Minera Cerro Colorado Limitada from January 2000 to August 2001; Prior thereto, Vice-President, Engineering and Development of Rio Algom Limited since August 1997 to December 1999 and Executive Vice-President of Compañia Minera Cerro Colorado Limitada from July 1996 to July 1997.
Robert Sippel Oakville, Ontario	President, Magnesium since August, 2002.
Lars-Eric Johansson Oakville, Ontario	Executive Vice President and Chief Financial Officer since June, 2002; Senior Vice-President and Chief Financial Officer of Falconbridge Limited from September 1989 to June 2002; Prior to joining Falconbridge, held successively senior positions with several of the Boliden Group of companies, including Boliden AB, Sala International AB, and BT Industries AB; Vice-President, Controller and Treasurer of Boliden Minerals AB in 1983.
Brian Barr Toronto, Ontario	Senior Vice-President, Special Projects, and Executive Chairman of American Racing Equipment effective August, 2002; formerly Managing Director Rudolf Wolff & Co., Noranda's metal trading company in London, England; Prior to 2000, Managing Director of Gentra Limited and senior officer of Royal Trust, both based in England.
Tony Hannaford Oakville, Ontario	Senior Vice-President, Technology since April 2002; Vice President, Metallugical Technology Falconbridge Limited from 1995 to 2002; from 1987 to 1994 Newmont Gold; 1974 - 1987 O'okiep Copper Co.; 1970 - 1974 Trojan Nickel Mine.

Peter G.J. Kukielski Toronto, Ontario	Senior Vice-President, Projects since September 2001; Engineering and Commissioning Manager, Antamina Project at Billiton PLC from October 1997 to August 2001.
Katherine Rethy Toronto, Ontario	Senior Vice-President, Information Services, Procurement and Logistics since April 2002; Senior Vice President, Shared Business Services from October 1999 to April 2002; Vice President Logistics from August 1996 to October 1999.
Martin G.R. Schady Mississauga, Ontario	Senior Vice-President, Business Development.
Paul Severin Oakville, Ontario	Senior Vice President, Exploration effective April 2002; Vice-President, Exploration from February 1995 to April 2002; 1993-1995 Director Canadian Exploration and Ore Reserves; 1990-1993 Regional Exploration Manager, Sudbury; 1988-1990 Senior District Geologist, Sudbury; 1974-1988 various Mining and Exploration roles within Corporation Falconbridge Copper.
Jeffery A. Snow Toronto, Ontario	Senior Vice-President and General Counsel since April 2002; Senior Vice-President, Corporate Affairs at Falconbridge Limited from October 2001 to April 2002; Vice-President, Legal at Falconbridge Limited from April 1998 to October 2001; Vice-President and General Manager, CCR copper refinery at Noranda Inc. from October 1996 to April 1998.
Rick Burdett Burlington, Ontario	Vice-President, Information Services, Noranda Inc., since May 2000; Business Information Systems Leader E I Dupont de Nemours from January 1994 to April 2000.
Denis Couture Toronto, Ontario	Vice-President, Public Affairs and Communications since October 1999; Vice-President, Communications and Government Relations, Domtar Inc. (Pulp and paper company) prior thereto.
John Doyle Pickering, Ontario	Vice-President, Taxation since July 2002; Director, Taxation for Falconbridge Limited from 1989 to July 2002.
Michael R. Frilegh Toronto, Ontario	Vice-President, Treasurer
André Joron Markham, Ontario	Vice-President, Human Resources since May 1, 2001; Vice-President, Human Resources, Hudson's Bay Company (Retail Chain).
Edward H. Laks Aurora, Ontario	Vice President, Performance/Six Sigma since July 2001; General Manager Operations, Canadian National Railway prior thereto
Robert Telewiak Oakville, Ontario	Vice-President, Environment, Safety and Health since April 2002; Vice-President, Environment at Falconbridge Limited from March 1998 to April 2002; Director, Environmental Affairs at Falconbridge Limited prior thereto.
Julie Galloway Toronto, Ontario	Associate General Counsel and Corporate Secretary.

        As of March 1, 2002, our directors and senior officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of our outstanding common shares and less than 1% of each class of voting securities of any of our subsidiaries. The information as to securities beneficially owned or over which control or direction is exercised, not being within our knowledge, has been furnished by our directors and senior officers individually.

        We understand that Brascan and associated companies own 94,120,813 common shares (or approximately 40% of our outstanding common shares) and convertible debentures convertible into 2,722,323 of our common shares. Brascan is a public company listed on the Toronto, New York and Brussels stock exchanges. Brascan's major shareholder is EdperPartners Limited ("EdperPartners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 27.1 million Class A Limited Voting Shares, representing approximately 15% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing all of the Class B Limited Voting Shares of Brascan. Messrs. Cockwell, Flatt, Harding and Myhal, directors of the Company, Mr. Kerr, a director and executive officer of the Company, Mr. Pannell, a director and an executive officer of the Company, and Messrs. Regent and Schady, executive officers of the Company, are shareholders of EdperPartners.

11.   ADDITIONAL INFORMATION

        Upon request to the Secretary of the Company at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, the Company will provide any person with a copy of:

  (i)
  this Annual Information Form,

  (ii)
  the Management Information Circular dated March 1, 2003,

  (iii)
  any unaudited interim reports to shareholders issued subsequent to December 31, 2002, and

  (iv)
  any other documents that are incorporated by reference into a preliminary short-form prospectus or short-form prospectus filed in respect of a distribution of securities of the Company.

        A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Company or any securities of the Company are in the course of a distribution pursuant to a short-form prospectus. At any other time, any document referred to in (i), (ii) or (iii) above may be obtained by security holders of the Company without charge and by any other person upon payment of a reasonable charge.

        The Management Information Circular dated March 1, 2003 contains additional information concerning the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and options to purchase securities. The Company's 2002 Consolidated Financial Statements also contain additional financial information and are included in the Noranda Inc. 2002 Annual Report.

12.   GLOSSARY OF TERMS

anode	a rectangular plate of metal cast in a shape suitable for refining by the electrolytic process. An anode is the finished product of the copper smelting process.
bankable feasibility study
a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production.
blister copper	a crude form of copper (assaying about 99%) produced in a smelter, which requires further refining before being used for industrial purposes.
capacity	the design number of units that can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions.
cathode
a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as billets, ingots, etc. A cathode is typically the finished product of the copper refining process.

Comex	The New York Commodity Exchange.
concentrate	a product containing valuable minerals from which most of the waste material in the ore has been separated.
ferronickel	an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced are expressed in terms of the nickel contained.
LME	London Metal Exchange.
matte	a mixture of metal sulphides enriched with nickel, cobalt, copper, silver, gold and platinum group metals.
mill	a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.
mineral resource(1)
a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade of quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
inferred mineral resource(1)
part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
indicated mineral resource(1)
part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
measured mineral resource(1)
part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve(1)
economical mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
NI 43-101	National Instrument 43-101 of the Canadian Securities Administrators
probable mineral reserve(1)
economical mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven mineral reserve(1)
economical mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
platinum group metals	platinum, palladium, rhodium and related metals present in some nickel/copper ores.
refinery	a plant where concentrates or matte are processed into one or more refined metals.
smelter	a plant in which concentrates are processed into an upgraded product.
SX-EW
solvent extraction-electrowinning is a metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

(1)
CIM definitions

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ANNUAL INFORMATION FORM
CONTENTS
1. CORPORATE PROFILE
2. INCORPORATION
3. GENERAL BUSINESS DEVELOPMENTS
4. DESCRIPTION OF THE BUSINESS
5. FORWARD-LOOKING STATEMENTS
6. SELECTED FINANCIAL INFORMATION
7. DIVIDEND POLICY
8. MANAGEMENT'S DISCUSSION AND ANALYSIS
9. MARKET FOR SECURITIES
10. DIRECTORS AND OFFICERS
11. ADDITIONAL INFORMATION
12. GLOSSARY OF TERMS